    As filed with the Securities and Exchange Commission on August 31, 1999
                                                      Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -----------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 -----------

                                eMachines, Inc.
            (Exact Name of Registrant as Specified in its Charter)

             Delaware                           3571                           943311182
 (State or Other Jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
  Incorporation or Organization)    Classification Code Number)         Identification Number)


                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 -----------

                               Stephen A. Dukker
                            Chief Executive Officer
                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 -----------

                                  Copies to:

               John A. Fore, Esq.                            William D. Sherman, Esq.
        Wilson Sonsini Goodrich & Rosati                    Stephen J. Schrader, Esq.
            Professional Corporation                         Justin L. Bastian, Esq.
               650 Page Mill Road                            Rochelle A. Krause, Esq.
          Palo Alto, California 94304                        Morrison & Foerster LLP
                 (650) 493-9300                                 755 Page Mill Road
                                                           Palo Alto, California 94304
                                                                  (650) 813-5600

                                 -----------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                 ---------------
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                 ---------------
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                              Proposed Maximum
           Title of Each Class of                Aggregate         Amount of
        Securities to be Registered          Offering Price (1) Registration Fee
--------------------------------------------------------------------------------
Common Stock, $0.0000125 par value.........     $200,000,000        $55,600
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) solely for the purpose of computing the amount of the registration fee.
                                 -----------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 31, 1999

                                        Shares

                                     [LOGO]

                                eMachines, Inc.
                                  Common Stock
                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between
$     and $     per share. We have applied to list our common stock on The
Nasdaq Stock Market's National Market under the symbol "EEEE."

  The underwriters have an option to purchase a maximum of     additional
shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                          Underwriting
                                              Price to    Discounts and  Proceeds to
                                               Public      Commissions    eMachines
                                            ------------- ------------- -------------
Per Share..................................      $             $             $
Total......................................     $             $             $

  Delivery of the shares of common stock will be made on or about       , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

            BancBoston Robertson Stephens

                         Hambrecht & Quist

                                                           Salomon Smith Barney

                   The date of this prospectus is     , 1999.

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3

Risk Factors........................    6

Special Note Regarding Forward-
 Looking Statements.................   20

Use of Proceeds.....................   20

Dividend Policy.....................   20

Capitalization......................   21

Dilution............................   22

Selected Financial Data.............   23

Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   24

Business............................   32

                                     Page
                                     ----
Management..........................   41

Related Party Transactions..........   46

Principal Stockholders..............   51

Description of Capital Stock........   53

Shares Eligible for Future Sale.....   56

Underwriting........................   57

Notice to Canadian Residents........   59

Legal Matters.......................   60

Experts.............................   60

Additional Information..............   60

Index to Financial Statements.......  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                     Dealer Prospectus Delivery Obligation

   Until     , 1999 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information described more fully elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus, including the Financial Statements and related Notes, before making an investment decision.

                                eMachines, Inc.

   We are a leading provider of low-price, high-quality branded personal computers, or PCs. Since our first sale in November 1998 when we introduced our eTower PCs, we have sold over one million PCs. According to Ziff Davis Market Intelligence, we sold the third highest number of PCs through retailers in the United States in June 1999. We also offer an integrated computing and Internet access solution, currently through our relationship with America Online, Inc., and plan to launch e-machines.net, our private label Internet access service, in the fourth quarter of 1999.

   The explosive growth in the popularity of the Internet has increased demand for PCs as the PC has proven to be the predominant means of accessing the Internet. We believe the combination of this growing demand for Internet access and the introduction of the sub-$600 PC creates an opportunity for our low-price, high-quality integrated computing and Internet access solution. As part of our integrated solution, our PC buyers may receive rebates in connection with long-term Internet access service subscriptions, or ISP rebates. We currently offer our ISP rebates through our relationship with America Online and, in the future, we plan to directly offer ISP rebates with our planned e-machines.net service. Our ISP rebates enable consumers to purchase our PCs for a net effective price of as low as $0 and to gain access to the Internet for a monthly fee. In addition, our PC buyers who do not enter into a long-term contract but subscribe to e-machines.net on a month-to-month basis may qualify for our planned program that will enable subscribers to upgrade the configuration of their eTower model PC for a low fee. We believe that our products, services and programs will appeal to a wide variety of consumers, especially first-time PC buyers, who are looking for an inexpensive and powerful means of accessing the Internet.

   Our operating model allows us to cost-effectively offer our PCs and integrated computing and Internet access solution for the following reasons:

  . we are able to maintain low fixed costs, capital expenditures and manufacturing and operating costs by outsourcing most of our major operating and manufacturing functions;

  . we maintain low distribution, marketing and administration costs by distributing and advertising our products and services through a limited number of large retailers, including Best Buy, Circuit City, Office Depot and Staples; and

  . we achieve high inventory turnover through product management and outsourcing of manufacturing.

   We were incorporated in Delaware in September 1998. Our principal executive offices are located at 14350 Myford Road, Suite 100, Irvine, California 92606 and our telephone number is (714) 481-2828. Our web site is located at "www.e4me.com." Information contained on our web site does not constitute a part of this prospectus.

                                  ------------

   E-MACHINES(R) is our registered United States trademark. eMachines(TM), eTower(TM), eView(TM) and eOne(TM) are also our trademarks. This prospectus contains other trademarks and trade names of other companies.

                                  The Offering

Common stock offered....................      shares

Common stock to be outstanding after
 this offering..........................      shares

Use of proceeds.........................  General corporate purposes, including working capital and financing our ISP
                                          rebate program with respect to our
                                          planned e-machines.net service

Proposed Nasdaq National Market
 symbol.................................  EEEE

                         Summary Financial Information
                       (in thousands, except share data)

                                                    Period From
                                                   Sept. 18, 1998  Six Months
                                                   (inception) to     Ended
                                                   Dec. 31, 1998  June 30, 1999
                                                   -------------- -------------
Statements of Operations Data:
  Net revenues....................................   $   58,283    $  351,313
  Cost of revenues................................       58,088       338,790
                                                     ----------    ----------
  Gross profit....................................          195        12,523
  Income (loss) from operations...................       (1,913)        1,051
  Net loss .......................................       (2,802)       (3,909)
  Basic and diluted net loss per share............   $    (0.04)   $    (0.05)
                                                     ==========    ==========
  Shares used in computing basic and diluted net
   loss per share.................................   77,600,000    77,600,000
                                                     ==========    ==========

                                                         June 30, 1999
                                                 -------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                 --------  --------- -----------
Balance Sheet Data:
  Cash ......................................... $ 10,911  $157,571     $
  Working capital...............................   (6,502)  140,158
  Total assets..................................  160,313   306,973
  Long-term obligations.........................      560       560
  Redeemable convertible preferred stock........       --        --       --
  Total stockholders' equity (deficiency).......   (5,120)  141,540


   The total number of outstanding shares of our common stock and the pro forma data above are based on:

  .  77,600,000 shares of our common stock outstanding as of June 30, 1999;

  . the sale of 24,279,369 shares of our preferred stock in August 1999 (including 5,560,776 not outstanding as of the date of this prospectus that are issuable to America Online upon regulatory approval) and the automatic conversion of these shares of preferred stock upon completion of this offering into 24,279,369 additional shares of common stock; and

  . the issuance of 419,538 additional shares of our common stock on August 18, 1999, as consideration for the assignment of our trademark.

   See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

   The pro forma as adjusted data above has been adjusted to reflect the sale
of        shares of common stock in this offering at an assumed initial public
offering price of $      per share (less underwriting discounts and commissions
and estimated offering expenses).

   The above information excludes:

  . 609,200 shares of common stock issuable upon exercise of options outstanding as of June 30, 1999, having a weighted average exercise price of $1.56 per share, and 2,590,800 additional shares authorized to be issued under our stock plan;

  . 227,897 shares of common stock issuable upon exercise of an option granted to our President and Chief Executive Officer, with an exercise price of $1.61 per share; and

  . shares of common stock issuable to America Online upon exercise of its warrants. See "Related Party Transactions--Relationship with America Online, Inc." for a discussion of the America Online warrants.

   Unless otherwise specifically stated, information throughout this prospectus:

  . reflects the conversion of all outstanding shares of preferred stock, including the 5,560,776 shares of preferred stock not outstanding as of the date of this prospectus that are issuable to America Online upon regulatory approval, into 24,279,369 shares of common stock automatically upon the closing of this offering;

  .  assumes no exercise of the underwriters' over-allotment option; and

  . reflects the eight-for-one stock split of our common stock effected on August 13, 1999 (all share and per share amounts of our common stock have been retroactively restated to reflect the stock split).

                                  RISK FACTORS

   You should carefully consider the following risks before making an investment decision. The risks described below are intended to highlight risks that are specific to us and are not the only ones that we face. Additional risks and uncertainties, such as those that generally apply to our industry or to companies undertaking initial public offerings, may also impair our business operations. You should also refer to the other information in this prospectus, including the discussions in "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our Financial Statements and the related Notes.

Because we have operated for a very limited period of time and our business is still rapidly changing, we may have difficulty accurately predicting future operating results and you have limited information upon which to evaluate our business

   We were incorporated in September 1998 and sold our first PC in November 1998. To date, most of our revenues have been derived from the sale of PCs and monitors, and from the provision of customer support and other technical services. Our business is changing rapidly, and we expect to derive a portion of our future net revenues from America Online, our Internet access service provider, and our own planned Internet access services. We intend to introduce our own branded Internet access service, e-machines.net, during the fourth quarter of this year. Our limited operating history and our evolving business make it very difficult for us and for investors to evaluate or predict our future business prospects. In addition, we may change our business strategy as a result of changing market conditions. You should consider our business and prospects in light of the risks and difficulties typically encountered by companies in the early stages of development, particularly those in the rapidly changing PC and Internet access service markets. For example, we may be unable to:

  .  obtain a sufficient supply of PCs and monitors on a timely basis;

  . timely and effectively introduce new PCs, monitors and Internet access services;

  . attract and retain our PC buyers as subscribers to Internet access services offered by America Online or us;

  . raise sufficient capital to support our growth or any future ISP rebate programs;

  .  build significant brand name recognition;

  . compete successfully in the highly competitive PC and Internet access service markets;

  . successfully manage the outsourcing of a significant portion of our operations, including the manufacture and distribution of our PCs and monitors, customer service and support and Internet access services; and

  . attract, retain and efficiently integrate new senior management personnel.

We have incurred significant losses since our inception and may continue to incur losses in the future

   We have incurred net losses since our inception and at June 30, 1999 we had an accumulated deficit of $6.7 million. While we experienced a period of rapid revenue growth following our inception, we may not be able to maintain this revenue growth and we may not become profitable. In addition, pricing pressures in both the PC and Internet access service markets may cause us to decrease the prices of our PCs or Internet access services, which would harm our operating results. Also, we have maintained relatively low operating costs by outsourcing most of our business operations. We may not be able to successfully manage these outsourcing relationships. As a result, our ability to achieve profitability may be significantly harmed.

A number of factors could cause our quarterly operating results to fluctuate significantly and cause our stock price to be volatile

   We expect our operating results to fluctuate significantly in the future due to a number of factors, many of which are outside of our control. Our PC business currently generates low operating margins, and we expect this to continue for the foreseeable future. Thus, slight variations in the sales prices of our PCs, component or manufacturing costs or operating costs could significantly affect our operating results in future periods. In addition, the Internet access services market is highly competitive and subject to rapid change. If our planned Internet access services are not successful, our operating results will be harmed. If our operating results do not meet the expectations of securities analysts and investors, our common stock price could significantly decline. Some of the other factors that could affect our quarterly operating results include:

  . our ability or our suppliers' ability to effectively develop and support new PC models;

  . new product or Internet access service announcements and introductions by us or our competitors;

  . fluctuations in the amount of, and the number of our PC buyers claiming, product rebates;

  . the number of subscribers who default on their long-term Internet access service contracts;

  . reductions in the sales prices of PCs, monitors or Internet access services offered by us or our competitors;

  .  changes in the mix of the PCs and monitors we sell;

  .  changes in the dollar amount of ISP rebates we offer;

  . achieving and maintaining a low-cost business model and managing third-party relationships necessary to do so;

  . the cost of, and our key suppliers' ability to obtain sufficient supplies of, PCs and monitors and the components for them;

  . our key suppliers' ability to manufacture sufficient quantities of PCs and monitors, and maintain the quality of our products;

  . loss of subscribers due to changes in consumer demand for America Online's CompuServe or our own e-machines.net service;

  . the popularity of, and seasonal or other fluctuations in demand for, our PCs, monitors and Internet access services; and

  . our ability to adequately reserve for price protection credits to retailers, product returns, warranty claims or anticipated defaults relating to our Internet access services, as well as the cost of our "PC rEnewal" program.

   Historically, demand for PCs and PC-related services has generally been stronger in the fourth quarter of each year. We believe this seasonal impact on business will increase to the extent that PCs continue to become more consumer-oriented or entertainment-driven products. As a result, we expect our net revenues to generally be greater in the fourth quarter and generally lower in the first quarter of each year.

Because our business depends on outsourcing a substantial portion of our operations, if we were unable to do so in the future, our business would be significantly harmed

   Historically, we have had relatively low manufacturing and operating costs because we outsource most of our operating and manufacturing functions, including system assembly, warehouse labor, distribution, research, product design, warranty services and customer support. In addition, we have had relatively low distribution costs because we distribute our products primarily through a limited number of large retailers. We may not be successful in managing our relationships with any of these third parties and if existing third-party suppliers cannot provide these services at commercially reasonable prices, or at all, and we are not able to find suitable alternative suppliers, our business would be significantly harmed. Moreover, we may not be able to monitor or control effectively the quality of the PCs and monitors manufactured by our suppliers and, in the case of Internet access services, the reliability of our suppliers' network. Low-quality products, poor customer service, capacity constraints within our suppliers' networks resulting in slow Internet connectivity or similar inadequacies may harm our brand name, both as a PC vendor and as an Internet service provider, which would significantly harm our business.

Because we currently depend solely on a single manufacturer for our eTower PCs, a single manufacturer for our eOne PCs and a limited number of manufacturers for our monitors, if supply is reduced or discontinued, our business would be significantly harmed

   TriGem Computer currently manufactures all of our eTower PCs. Korea Data Systems Co. manufactures our eOne PCs and, together with the Taiwanese manufacturer Jean Company, all of our monitors. TriGem Computer's PC production facility in Korea is currently operating at full capacity. In order to meet anticipated demand for our products and the products of other customers, TriGem Computer has recently entered into an outsourcing manufacturing agreement with a facility in Xiamen, China and intends to open an additional facility in Shenyang, China during the second half of 1999. Building and bringing a new manufacturing facility up to full production capacity is a lengthy, costly and difficult process. These facilities may not achieve their scheduled production levels on a timely basis, or at all. Even if these new facilities do meet projected production levels, the products manufactured may not meet our high-quality standards. Additionally, TriGem Computer, Korea Data Systems Co. and Jean Company provide other vendors with PCs and monitors. As a result, we may not benefit from any increased production capacity. If we are unable to obtain a sufficient supply of PCs or monitors to meet the demand for our products, our business would be significantly harmed.

Our suppliers depend on a limited number of key suppliers for microprocessors and other components used in our products

   Our suppliers generally use standard parts and components available from a number of vendors. However, our suppliers are dependent on Intel Corporation and Advanced Micro Devices, Inc. for their supply of microprocessors. If, in the future, our suppliers are unable to obtain sufficient quantities of microprocessors from Intel or Advanced Micro Devices, or if these companies stop producing microprocessors that meet our needs, our suppliers could experience increases in component costs or delays in product shipments that would significantly harm our business. Even where multiple vendors are available, our suppliers' strategy has been to concentrate purchases from a single source to obtain favorable pricing. Our business would be significantly harmed if supply shortages led to price increases or production delays for our products.

We operate under a number of verbal agreements with our key suppliers and their subsidiaries, the terms of which may be changed in a manner adverse to us

   We currently operate under a number of verbal agreements with our key suppliers and their subsidiaries. TriGem Computer provides warranties to us on PCs sold and provides repair services for returned PCs through its wholly-owned subsidiary, TriGem America. Korea Data Systems Co. and Jean Company provide us a warranty for monitors under a verbal agreement as well. Under a verbal agreement with KDS USA, our inventory trade payable terms are extended out to 90 days with a cash discount on PC purchases proportional to the number of days we pay early. We also sublease space to TriGem America under our warehouse lease under a verbal agreement. These verbal agreements are described in more detail under "Related Party Transactions." Since these agreements are not in written form, we may not be able to continue to operate our business under these terms and these terms may be subject to future change. If we are unable to continue to operate under these verbal agreements or these verbal agreements are changed in a manner adverse to us, our business would be significantly harmed.

The international operations of our suppliers of PCs and monitors expose us to currency, trade, regulatory, political and other risks

   All of our PCs and monitors are currently being manufactured in Korea, China and Malaysia by TriGem Computer, Korea Data Systems Co. and Jean Company. These suppliers' operations, and in turn our operating results, are subject to a number of risks associated with international operations including:

  .  fluctuations in currency values;

  .  export duties, import controls and trade barriers;

  .  restrictions on the transfer of funds;

  .  political and economic instability; and

  .  compliance with foreign laws.

Because we have partnered with America Online, any reduction in the popularity of its AOL or CompuServe services would significantly harm our business

   The Internet access service industry is highly competitive. To the extent any particular Internet service provider becomes unpopular with a significant number of subscribers, that provider's business may be materially harmed. Pursuant to our agreement with America Online, we offer America Online's AOL and CompuServe services in connection with our PCs. We are, therefore, substantially dependent on America Online's ability to maintain AOL and CompuServe's position as two of the preferred Internet access services. Our relationship with America Online may not be as successful as we anticipate if other PC vendors offer similar integrated computing and Internet solutions with more favorable terms than ours.

   America Online is not prohibited from entering into similar agreements with other PC vendors or retailers, so long as the terms are no more favorable than ours. For example, America Online has entered into an agreement with Circuit City, one of our largest customers, for a limited time to offer consumers a rebate of up to $400 with the purchase of various PCs. In addition, another retailer recently announced that it plans to offer its own branded low-price PCs in connection with Internet access service from America Online. If consumers use the Circuit City rebate offer in connection with the purchase of another company's PC, or if consumers find other rebate offers more attractive, any competitive advantage we may gain from our ISP rebate program would be significantly harmed.

If we are unable to successfully compete with established Internet service providers, our business will be significantly harmed

   We plan to enter a new market where we have no previous experience. The Internet access services market is highly competitive and we expect competition in this market to intensify in the future. This market is new and subject to rapid change, including the impact of new technologies, declining prices and well-funded promotional campaigns. If we begin providing our own branded Internet access services, we will compete with many large companies that have substantially greater market presence, and financial, technical, marketing and other resources than we have. In addition, as consumers begin to access the Internet through emerging Internet appliances such as the television, we may face additional competition. Potential competitors include the following:

  . established online services, such as America Online, Microsoft Network and Prodigy Communications Corp.;

  . local, regional and national Internet service providers, including EarthLink Network, Inc. and MindSpring Enterprises, Inc.;

  .  nonprofit or educational institutions providing access to the Internet;

  . national telecommunications companies, including AT&T Corp., MCI WorldCom, Inc. and GTE Corp.;

  . regional Bell operating companies, including BellSouth and SBC Communications, Inc.;

  . competitive local exchange carriers, including Covad Communications Group, Inc. and Rhythms NetConnections, Inc.;

  .  online cable services, including Excite@Home, Time Warner and Road
     Runner;

  . alternative e-commerce Internet advertising vendors, including Free-PC and NetZero Inc.; and

  . potential new entrants to the Internet access services market such as computer hardware vendors, including Compaq Computer Corporation, Dell Computer Corporation, Gateway, Inc. and Micron Electronics, Inc. or computer retailers, such as Best Buy Co., Inc.

   In addition to America Online, some of our current or future strategic partners may become our competitors. Our entry into the Internet access services market may have a negative effect on our relationship with America Online or our relationships with other parties. Competition is likely to remain intense as large, diversified telecommunications and media companies acquire Internet service providers, as Internet service providers and PC vendors merge and as Internet service providers consolidate. The consolidation of existing competitors with or into larger entities, or entry of new entities into the Internet access services market, would likely result in greater competition for us.

If we do not maintain our reputation and expand our name recognition, we will not remain competitive and our business will be significantly harmed

   Developing and maintaining awareness of our "eMachines" brand name is critical to achieving widespread acceptance of our PCs and monitors and our branded Internet access service. Promotion and enhancement of our brand will depend largely on our success in providing high quality products and services, which is uncertain. If our PC buyers do not perceive our products and services to be of high quality, our brand name and reputation could be significantly harmed. Furthermore, the importance of brand recognition will increase as competition in our market increases. The substantial resources of other PC vendors may enable them to enter the Internet access industry quickly. As a result, we may have only a limited opportunity to enter, and maintain a significant market share of, the Internet access services market. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our business could be significantly harmed.

   Our ability to successfully promote and position our brand will depend largely on the effectiveness of our marketing efforts, our retail customers' marketing efforts and our ability to develop reliable and desired products at competitive prices. Therefore, we may need to increase our financial commitment to create and maintain brand awareness among potential PC buyers. Currently, we depend exclusively on our retail customers to advertise our PCs. If these retailers reduce or cease advertising our PCs, we would have to increase our own sales and marketing expenses and our business would be significantly harmed.

We are involved in litigation that may be costly and time-consuming

   In July 1999, Compaq Computer Corporation filed a complaint against us, TriGem Computer, TriGem America and Korea Data Systems Co. as defendants in the U.S. District Court for the Southern District of Texas based on the defendants' alleged infringement of 13 patents held by Compaq related to improved system processing speed, enhanced video graphics, peripheral compatibility and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We are currently in the process of assessing the complaint. As a result, we are currently unable to estimate the total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We cannot assure you that Compaq will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. In addition, we cannot assure you that the results of this litigation would not result in our business being significantly harmed.

   In August 1999, Apple Computer, Inc. filed a complaint against us as a defendant in the U.S. District Court for the Northern District of California based on our alleged unfair and unauthorized use of the design and trade dress of the iMac computer. The complaint seeks a constructive trust of profits from sales of our eOne PC, treble damages, a preliminary and permanent injunction from further distribution of our eOne PC, attorneys' fees and punitive damages. We are currently in the process of assessing the complaint. As a result, we are currently unable to estimate the total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We cannot assure you that Apple will not succeed in obtaining monetary damages or an injunction against the production of our eOne PCs. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. In addition, we cannot assure you that the results of this litigation would not result in our business being significantly harmed.

   Various other lawsuits, claims and proceedings have been or may be asserted against us, including those related to product liability, intellectual property, environmental, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merits of the claim and could divert management's attention from our business. Moreover, the outcome of litigation cannot be predicted with certainty. Some lawsuits, claims or proceedings may be disposed of unfavorably to us.

Our business as a high technology company may subject us to claims that our trademarks or other intellectual property, or intellectual property used in our products, infringes the rights of third parties which could cause us to incur significant costs

   It is common in the PC industry to receive communications from time to time from other parties asserting that they possess patent rights, copyrights, trademark rights or other intellectual property rights which cover our products. We receive notices from time to time that our technology allegedly infringes on intellectual property rights held by others. Any assertions of this nature may make us subject to legal proceedings and claims in the ordinary course of our business. For example, in July 1999, Compaq filed a lawsuit against us alleging that our products infringe a number of its patents. In addition, in August 1999, Apple filed a lawsuit against us alleging that our eOne product infringed against the design and trade dress of the iMac computer. For a discussion of these lawsuits, see the immediately preceding risk factor. If the final judgment of any legal action is decided against us, our business could be significantly harmed. Intellectual property litigation is expensive and time consuming regardless of the merits of the claim, and could divert our management's attention from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

  . stop using the challenged intellectual property or selling our products or services that incorporate it;

  . obtain, if possible, a license to use the challenged intellectual property or to sell products or services that incorporate it, although a license may not be available on reasonable terms, or at all; or

  . redesign those products or services that are based on or incorporate the challenged intellectual property.

   If we are forced to take any of the foregoing actions, we may be unable to sell our products or services and our business would be significantly harmed.

Misappropriation by others of our trademarks and other proprietary rights could harm our reputation, affect our competitive position and cause us to incur significant costs to defend our rights

   We believe our trademarks and other proprietary rights are critical to our success and competitive position. If we are unable to protect our trademarks and other proprietary rights against unauthorized use by others, our reputation and brand name would be damaged and our competitive position would be significantly harmed. One of our trademarks is registered in the United States. We seek to limit access to our proprietary information and our third-party licensors' proprietary information. Nonetheless, we may not be able to deter misappropriation of our proprietary information and material in light of the following risks:

  . nonrecognition or inadequate protection of our proprietary rights in certain foreign countries;

  .  undetected misappropriation of our proprietary information or materials;
     and

  . unenforceability of confidentiality agreements entered into by our employees.

Because we depend on licenses of intellectual property from third parties to produce our products, the loss of any of these licenses would significantly harm our business

   We are required to obtain licenses from software providers in order to market and sell our products and services. In particular, we currently pre-install Windows 98 and Microsoft Works on our PCs pursuant to a license. However, if we are unable to maintain these licenses, or obtain the necessary licenses in the future, we may be forced to market products without these technological features or software. We may also be forced to discontinue sales of our products which incorporate allegedly protected technology for which we have no license or defend legal actions taken against us relating to our use of the allegedly protected technology. Our inability to obtain licenses on competitive terms necessary to sell our PCs at a profit would significantly harm our business.

We have no prior experience in providing Internet access services and if we are unsuccessful, our business will be significantly harmed

   Our future success is partially dependent on the success of our e-machines.net Internet access service. We intend to begin offering this service to our PC buyers in the fourth quarter of 1999. However, we may decide to postpone the introduction of our e-machines.net Internet service or decide to pursue alternative Internet strategies as a result of changing market conditions. If introduced, this service will compete directly with America Online's CompuServe service as well as other Internet access services. We may not successfully introduce e-machines.net or attract subscribers to this service. The success of e-machines.net depends on a variety of other factors, including:

  .  the quality and reliability of our service;

  .  our ability to develop new products and services;

  .  our pricing policies and the pricing policies of our competitors;

  .  our ability to introduce new services before our competitors; and

  .  general economic trends.

If we do not maintain and strengthen our relationships with our retail and strategic partners, our ability to generate revenues will suffer and our business will be significantly harmed

   We are substantially dependent on retailers to sell our PCs and monitors. Since inception, we have derived a significant portion of our gross revenues from sales to a limited number of large retailers. For the six months ended June 30, 1999, approximately 70% of our gross revenues were from sales to our four largest retail customers. We expect to continue to derive a large percentage of our gross revenues from sales to a limited number of leading retailers. However, our retail customers are not contractually committed to future purchases of our products and could discontinue carrying our products at any time. In addition, we compete with an increasing number of companies for access to limited shelf space with these retailers. Generally, these retailers limit the number of PC brands they carry and may stop carrying our PCs at any time. Any significant disruption of our relationship with any of our major retailers, or any significant reduction in purchases by them, could significantly harm our business.

If we are unable to sell Internet access services to our PC buyers, our business would be significantly harmed

   Our future success depends in part on our ability to sell Internet access services to our PC buyers. The PC industry and the Internet industry are currently evolving and converging. We believe that this convergence will result in the PC becoming the Internet appliance that attracts consumers to enter into long-term Internet access service contracts. Our business would be harmed if a significant number of buyers do not also purchase Internet access service from either America Online or us. In addition, if Internet access services fees decline significantly or become free, our ISP rebate program will be unattractive to consumers and our business would be significantly harmed.

If we are unable to monitor and manage our product rebate programs, our business could be significantly harmed

   We currently offer product rebates to buyers of our PCs. We have limited historical data to assist us in determining what percentage of consumers will claim these product rebates. At the same time, we must approximate future product rebate redemptions in order to price our products effectively. Our business would be significantly harmed if an unexpectedly large number of our PC buyers redeemed the product rebates to which they were entitled, thereby reducing the effective average selling price of our products below the level we anticipated.

Our business would be significantly harmed if our PC buyers who elect to receive an ISP rebate and enter into long-term contracts for Internet access services fail to honor their commitments

   We intend to directly offer an ISP rebate to our PC buyers who subscribe to our planned e-machines.net for a three year period. In addition, with each new subscriber, we may pre-pay UUNET, an MCI WorldCom company that provides Internet infrastructure services, a nonrefundable fee for the Internet services that we will outsource to UUNET. As prices for Internet access services decline, subscribers may default and subscribe to a lower-priced service. If significant numbers of our PC buyers who elect to enter into long-term contracts for Internet access services fail to honor their contractual subscription obligations after receiving an ISP rebate, we will lose the amount of the ISP rebate that we paid and the amount of any prepayment to UUNET that has not been recovered through monthly subscription fees, and our business would be significantly harmed. Further, although we intend to establish reserves in anticipation of a certain number of defaults, we have limited experience in determining the appropriate amount of these reserves. If our reserves are inadequate, we may incur unexpected losses.

   In addition, if recurring monthly net revenues are discontinued due to the default by buyers of our PCs who subscribe to America Online's CompuServe Internet access service, our business could be significantly harmed. Because we operate our business on narrow margins, any change in our expected net revenues from Internet access service monthly payments or e-commerce could adversely affect our business.

If we extend credit to retailers that do not repay us, or that pay late, we may have unexpected losses, which would significantly harm our business

   We extend credit to our retail customers, which exposes us to credit risk. Most of our outstanding accounts receivable are from a limited number of large retailers. As of June 30, 1999, the five highest outstanding accounts receivable balances totaled $102.4 million, representing 83% of our gross accounts receivable, with one customer accounting for $34.8 million, representing 28% of our gross accounts receivable. In the event that we fail to monitor and manage effectively the resulting credit risk and a material portion of our accounts receivable is not paid in a timely manner or becomes uncollectible, our business would be significantly harmed and we could incur a significant loss associated with any outstanding accounts receivable.

Technology in the PC industry changes rapidly, therefore, we must continually introduce new products and services to remain competitive or our business will be significantly harmed

   We must introduce new PCs with features that address the needs and preferences of consumers to remain competitive. The PC industry is characterized by short product life cycles resulting from rapid changes in technology and consumer preferences and declining product prices. We must regularly introduce new PCs and services, including new computer configurations and offerings, to maintain retailer and consumer interest in our products. These new PCs or services may not be successful. Further, the successful introduction of new products or services by us or our competitors may significantly harm the sale of, or gross margins on, our existing products. We may not be able to adapt to future changes in the PC industry because we do not maintain a research and development group. Currently, we work closely with TriGem Computer to evaluate the latest developments in PC-related technology. In the future, we may not have access to new technology, successfully incorporate new technology into our products or be able to deliver commercial quantities of new products or features in a timely and cost-effective manner. If any of these events occur, our business would suffer.

Products that contain, or are rumored to contain, design defects could result in significant costs to us or otherwise significantly harm our business

   The design and production of PC components is highly complex and, since we do not design or produce our own products, we rely on our suppliers and component manufacturers to provide us with high-quality products. If any of our products contain defective components, we could experience delays in shipment of our products and increased costs. If defects are discovered after we have shipped our affected products in volume, we could be harmed in the following ways:

  .  replacements or recalls could impose substantial costs on us;

  . rumors, false or otherwise, could be circulated by the press and other media which could cause a decrease in sales of our products and significant damage to our brand; and

  . our PC buyers could file suits against us alleging damages caused by defective products.

Because average selling prices of PCs decline rapidly, if we fail to properly manage our inventory our business could be significantly harmed

   The average selling prices of PCs are subject to rapid declines. To address the problems created by excess inventory in the face of rapid price decreases, PC vendors must carefully manage their inventory. Additionally, due to our narrow margins, we must manage our inventory more efficiently than traditional PC vendors. From time to time in the past, our inventory has been limited by the capacity of our manufacturers and may be limited in the future. We may be unsuccessful in managing the supply of our PCs and monitors to meet demand in the future. Our business is dependent on our ability to quickly sell our PC products through the retail channel. We must carefully monitor market demand for, and supply of, our products in an effort to match supply to consumer demand. If we overestimate the supply needed to meet consumer demand, our business could be significantly harmed. If we underestimate needed supply or otherwise maintain too little inventory, we may not be able to react quickly to sudden increases in market demand for a given product, which may significantly harm our business.

   In connection with the introduction of new products, we may be required to discount prices of existing products or to give other sales incentives to retailers. As a result, we may experience price protection adjustments to a significant degree in the future. For example, in the second quarter of 1999, we offered a significant price protection to certain retailers in connection with the introduction of our next generation of products. In addition, retailers generally have the right to return a portion of excess inventory purchased in the prior quarter within a limited period of time. Increased inventory levels in our distribution channels, whether due to a decrease in consumer demand for our products, lower-than-anticipated demand for PCs in general, problems in managing product transitions or component pricing movements could significantly harm our profitability. Production delays at the beginning of a new PC product cycle could affect our sales of newer products and how we manage the sale of older PC product inventory held by retailers. If we are unable to sell our aging products at anticipated prices, our business could suffer. In managing our supply chain, we must accurately forecast consumer demand for our products. The amount we establish as reserves for price adjustments in the event we must credit a retail customer for a price decrease may be insufficient and any future returns or price protection charges may significantly harm our business.

Increased popularity of non-PC Internet access devices could result in lower sales of our PCs

   Our future business depends on PCs remaining the predominant Internet access device. Internet services are currently accessed primarily by PCs. However, television set-top boxes, hand held products and other non-PC devices may increasingly be used to access the Internet. Television set-top boxes equipped with modems and cable modems allow users to transmit data at substantially faster speeds than the analog modems currently incorporated in our PCs. If consumers prefer this or any other alternative devices to PCs to access the Internet, sales of our PCs may slow, we may be unable to attract subscribers to our Internet access service and our business would be significantly harmed.

Our business will be significantly harmed if growth in the use of the Internet does not continue

   We believe a significant number of our PC buyers are purchasing our products and services as a means of connecting to the Internet. As a result, our future success is substantially dependent upon continued growth in Internet use. The adoption of the Internet for commerce and communications generally requires the understanding and acceptance of a new way of purchasing goods and exchanging information. The use and acceptance of the Internet may not increase for a number of other reasons, including the following:

  . actual or perceived lack of security of information, such as credit card numbers;

  .  high cost or lack of availability of access;

  .  congestion of traffic or other usage delays on the Internet;

  .  inconsistent quality of service;

  . possible outages due to year 2000 difficulties or other damage to the Internet;

  .  uncertainty regarding intellectual property ownership; and

  .  government regulation of the Internet.

   Capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed to mitigate the effects of these factors, or if the Internet does not become a viable and widespread commercial and communication medium, our business could be significantly harmed.

If demand for PCs does not continue to grow, our business will be significantly harmed

   Our future success is significantly dependent on the continued strong demand for PCs generally and for low-price PCs in particular. The PC market is characterized by rapid new product and technology introductions and generally declining prices for existing products. Demand for PCs might be significantly reduced if consumers perceive little technological advantage in new PCs or believe that the price of a new PC is not worth the perceived technical advantage. Further, if consumers view anticipated changes as significant, such as the introduction of a new operating system or microprocessor architecture, overall market demand for PCs may decline because potential consumers may postpone their purchases until release of the new PCs or in anticipation of lower prices on existing PCs following the introduction of new models. Reduced demand could result in excessive inventories that could take several quarters to correct. If any of these events occur, our business would be significantly harmed.

Our business would be significantly harmed if we are unable to compete successfully in the PC industry

   The PC industry is highly competitive and we expect this competition to increase significantly, particularly in the low-price PC market. We have been able to gain market share by selling high-quality PCs at prices significantly lower than those offered by established PC vendors. We expect pricing pressures in the PC market to continue, particularly as more vendors combine Internet access with the purchase of a PC. PC vendors may continue to reduce their prices to compete with us at our low price points. Large PC vendors such as Compaq, Gateway, Hewlett-Packard and IBM have significantly greater financial, marketing and technical resources than we do and may decide to accept lower margins or losses on a sustained basis on their low-price PC sales to regain market share. The introduction of low-price PCs combined with brand strength, extensive distribution channels and financial resources of the larger PC vendors may cause us to lose market share.

   Most major PC vendors have begun to offer Internet access services. Some PC vendors are trying to increase their sales of higher-price PCs by offering additional services, such as free Internet access for a limited period of time. In addition, other PC vendors are adopting programs similar to ours that rebate a portion of the purchase price of PCs in exchange for entering into long-term Internet services contracts. There are relatively few barriers preventing competitors from entering this market. As a result, new market entrants pose a threat to our business. We do not own any patented technology that precludes or inhibits competitors from entering the low-price PC market. Existing or future competitors may develop or offer products or services that are comparable or superior to ours at a lower price, which could significantly harm our business. For example, a retailer recently announced that it plans to offer its own branded low-price PCs in connection with Internet access service from America Online. Our PC and monitor suppliers are not contractually bound to meet our demand for products and can divert some or all of their output to others, including our competitors, or sell directly to the retail channel. If any of these events were to occur, our business would be significantly harmed unless we were able to successfully compete with these parties and source other low-cost manufacturers of high-quality PCs and monitors.

If we, our key suppliers or our retailers fail to be ready for the year 2000 calendar change, our business may be disrupted and be significantly harmed

   The year 2000 issue refers to the potential for disruption to business activities caused by system failures or miscalculations that are triggered by advancement of date records past the year 1999. Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services provided by third-party vendors that may fail due to the year 2000 calendar change. A failure due to year 2000 issues involves numerous risks including:

  .  potential product warranty or other claims from our consumers;

  . negative impact on market demand for PCs in general until preparations for the calendar change by existing and potential consumers is complete; and

  . manufacturing, information, facility and development systems problems, both those that are unique to us and those that affect geographical areas, such as Korea, where our business, employees or suppliers reside or operate.

   Our PCs may operate in complex network environments, including the Internet, and may directly or indirectly interact with a number of other hardware systems, any of which may not be ready for the year 2000 calendar change. Further, consumers may install software on our PCs that is not ready for the year 2000 calendar change. We may discover that our PCs contain errors or defects associated with the year 2000 date functions. We are unable to predict to what extent our business may be affected if our PCs, the systems that they operate in conjunction with, including the Internet, or consumers' software experience material year 2000 problems. Known or unknown errors or defects in our PCs or that affect our PCs, whether or not originating with our PCs, could result in delays or losses of net revenues, interruptions of Internet service, cancellations of subscriptions by our consumers, diversions of our resources, damage to our brand name or reputation, increased service and warranty costs or litigation costs. Any of these costs could adversely affect our business. Our suppliers are currently in the process of assessing their year 2000 readiness. In the event we or our suppliers are not year 2000 ready, we could experience product delays. Further, regardless of whether we experience year 2000 problems, consumers may reduce their spending on PCs during the latter part of 1999 in anticipation of the potential effects of the year 2000, waiting until the beginning of 2000 to buy a new PC so that they know a particular PC did not suffer problems associated with the year 2000 calendar change. Any reduction in consumer demand for our PCs due to year 2000 worries could have a material adverse effect on our business.

The loss of key personnel or our inability to attract and retain additional personnel when needed could significantly harm our business

   Our future success will depend, in part, on our ability to attract and retain key management and personnel. Competition in the PC and Internet access services industries is high. If we are unable to retain existing personnel and attract and retain additional personnel, our business could be significantly harmed. Our success also depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. For example, Steven H. Miller, our Chief Financial Officer, joined us in June 1999. We will also need to hire additional personnel with expertise in the Internet access services market. If we do not quickly and efficiently integrate these and other new executives, our business could suffer. Our operations are substantially dependent on the continued services of certain members of senior management, especially our President and Chief Executive Officer, Stephen A. Dukker. Other than Mr. Dukker, all of our senior management and other key personnel are at-will employees. Further, we do not maintain "key man" life insurance with respect to any of our employees. Loss of any key employees could significantly harm our business.

Our principal stockholders can exercise a controlling influence over our business and affairs

   Immediately after the offering, our three principal stockholders, TriGem Corporation, Korea Data Systems America and Stephen A. Dukker, will own approximately % of our common stock ( % if the underwriters' over-allotment option is exercised in full). If these stockholders acted or voted together, they would have the power to elect our directors and to exercise a controlling influence over our business and affairs, including:

  . any determinations over whether to change the source of our supply of PCs and monitors;

  .  the appointment of new management;

  . any determinations with respect to mergers, acquisitions or other business combinations;

  .  future issuances of debt and equity securities; and

  . the approval of any action requiring the consent of the stockholders, including amendments to our certificate of incorporation.

   In addition, this concentration of ownership could prevent a change in control that might otherwise be beneficial to stockholders.

We may have potential conflicts of interest with our principal stockholders which could be resolved in a manner that is inconsistent with other stockholders' interests

   Conflicts of interest may arise between us and our principal stockholders in a number of areas relating to our present and ongoing relationships, which could be resolved in a manner which is inconsistent with stockholders' interests. Conflicts of interests which may arise include:

  . the ongoing indirect supply relationships between us and our principal corporate stockholders that may result in terms that may not be as favorable to us as arrangements we could negotiate at arm's length between unrelated parties;

  .  potential competitive business activities;

  .  potential acquisitions or financing transactions;

  . sales or other dispositions by these principal stockholders of shares of our common stock, including through the exercise of their registration rights; and

  .  tax and intellectual property matters.

If we are not able to manage our growth successfully, our business could be significantly harmed

   Our ability to successfully offer products and services and implement our business plan in a rapidly changing market requires an effective planning and management process. Our net revenues increased from $58.3 million for the period from our inception to December 31, 1998, to $351.3 million for the six months ended June 30, 1999. We are increasing the scope of our operations, and we have recently hired a significant number of additional employees. As of June 30, 1999, our total number of employees was 49, of which 26 joined us during the second quarter of 1999. This growth has placed, and will continue to place, a significant strain on our management systems, infrastructure and resources. We will need to continue improving our product distribution systems, financial and managerial controls, and reporting systems and procedures. We will also need to continue to expand, train and manage our workforce. We also expect to manage an increasing number of relationships with various retail customers and other third parties. If we fail to successfully execute in these areas, our business could be significantly harmed.

   We operate with a minimal number of employees to maintain a cost effective business model. As a result, we do not have the ability to assume various operations in the event that one of our third party suppliers is no longer available to perform those functions. Further, our executive management team does not have prior experience in the management and administration of a public company. If our senior management team does not efficiently and effectively integrate and gain experience in these duties, our business may be significantly harmed.

Substantial future sales of our common stock in the public market may depress our stock price

   Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a full discussion of shares that may be sold in the public market in the future.

Our management has broad discretion over the use of the proceeds from this offering

   Our management has broad discretion over the use of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have preferred, or that we will fail to maximize our return on the proceeds. See "Use of Proceeds" for a more complete description of our current intention regarding the net proceeds of this offering.

As a new investor you will experience immediate and substantial dilution

   If you purchase common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders which acquired shares before this offering. As a result, the value of your investment based on the value of our net tangible assets, as recorded on our books, will be less than the amount you pay for shares of common stock in this offering. In addition, the total amount of our capital will be less than what it would have been had all the existing stockholders and optionees paid the same amount per share of common stock as you will pay in this offering. See "Dilution" for a more complete description of the dilution of your investment in our common stock upon the completion of this offering.

Our charter documents could make it more difficult for a third party to acquire us and discourage a takeover

   Our certificate of incorporation and bylaws are designed to make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. For example, our amended and restated certificate of incorporation to be filed upon completion of this offering, authorizes our board of directors to issue up to 25,000,000 shares of preferred stock without previously designated rights and privileges. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company, including takeover attempts that might result in a premium over the market price for shares of our common stock.

   Our charter documents will, subject to appropriate corporate action, create a classified board of directors, eliminate the right of stockholders to call a special meeting of stockholders, and eliminate the ability of stockholders to take action by written consent. As a Delaware corporation, we are also subject to the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" for a more complete description of Section 203 of the Delaware General Corporation Law. These provisions could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Our stock price may be volatile

   There has not previously been a public market for our common stock. We cannot predict the extent to which investor interest in eMachines will lead to the development of a trading market or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

   In addition, the stock markets in general, and The Nasdaq National Stock Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many comparable technology companies' stocks are at or near historical highs. These trading prices are substantially above historic levels and may not be sustained. These broad market and industry factors may seriously impact the market price of our common stock, regardless of our actual operating performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risk outlined under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of the     shares of
common stock offered will be approximately $     million (approximately $
million if the underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $ per share (less underwriting discounts and commissions and estimated offering expenses).

   We intend to use the net proceeds from this offering for general corporate purposes, including working capital and financing our ISP rebate program with respect to our planned e-machines.net service. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. We currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our unaudited capitalization as of June 30, 1999 on the following three bases:

  .  on an actual basis;

  . on a pro forma basis to reflect the sale of 24,279,369 shares of our preferred stock in August 1999 (including 5,560,776 not outstanding as of the date of this prospectus that are issuable to America Online upon regulatory approval) and the automatic conversion of these shares of preferred stock upon completion of this offering into 24,279,369 shares of common stock and the issuance of 419,538 shares of our common stock on August 18, 1999, as consideration for the assignment of our trademark; and

  .  on a pro forma as adjusted basis to reflect the sale of        shares of
     common stock in this offering at an assumed initial public offering
     price of $      per share (less underwriting discounts and commissions
     and estimated offering expenses).

   The table excludes the following:

  . 609,200 shares of common stock issuable upon exercise of options outstanding as of June 30, 1999 and 2,590,800 additional shares of our common stock authorized to be issued under our 1998 stock plan;

  . 227,897 shares of common stock issuable pursuant to an option granted to our President and Chief Executive Officer, with an exercise price of $1.61 per share; and

  . shares of common stock issuable to America Online upon exercise of its warrants. For information with respect to the America Online warrants, see "Related Party Transactions--Relationship With America Online, Inc."

                                                         June 30, 1999
                                                 -------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                 -------  ---------  -----------
                                                  (in thousands, except share
                                                             data)
Long-term obligations........................... $   560  $    560      $
Redeemable convertible preferred stock, $0.01
 par value: no shares authorized, issued and
 outstanding (actual); 25,000,000 shares
 authorized, no shares issued and outstanding
 (pro forma); no shares authorized, issued and
 outstanding (pro forma as adjusted) ...........     --        --        --

Stockholders' equity:
  Preferred stock, $0.01 par value: 50,000,000
   shares authorized, no shares issued and
   outstanding (actual); 25,000,000 authorized,
   no shares issued or outstanding (pro forma
   and pro forma as adjusted)...................     --        --        --
  Common stock, $0.0000125 par value:
   250,000,000 authorized, 77,600,000 issued and
   outstanding (actual); 102,298,907 issued and
   outstanding (pro forma);     shares issued
   and outstanding (pro forma as adjusted)......       1         1
Additional paid-in capital......................   3,765   150,425
Unearned stock compensation.....................  (1,675)   (1,675)      (  )
Notes receivable from stockholders..............    (500)     (500)      (  )
Accumulated deficit.............................  (6,711)   (6,711)      (  )
                                                 -------  --------      ----
  Total stockholders' equity (deficiency).......  (5,120)  141,540
                                                 -------  --------      ----
    Total capitalization........................ $(4,560) $142,100      $
                                                 =======  ========      ====

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the net tangible book value per share of common stock immediately after the completion of this offering.

   Our pro forma net tangible book value as of June 30, 1999 was $141,540 or $1.38 per share of common stock. Pro forma net tangible book value per share represents the amount of our stockholders' equity divided by 102,298,907 shares of our common stock (on a pro forma basis to reflect issuance and conversion of all preferred stock outstanding or issuable upon regulatory approval and issuance of the 419,538 shares issued as consideration for the assignment of
our trademark). After giving effect to the sale of the     shares of common
stock offered hereby at an assumed public offering price of $    per share
(less underwriting discounts and commissions and estimated offering expenses), our pro forma as adjusted net tangible book value as of June 30, 1999 would
have been $    or $    per share. This represents an immediate increase in net
tangible book value of $    per share to existing stockholders and an immediate
dilution in net tangible book value of $    per share to new investors of
common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share....................       $
 Pro forma net tangible book value per share as of June 30, 1999... $1.38
 Increase per share attributable to new investors.................. $
                                                                    -----
Pro forma as adjusted net tangible book value per share after this
 offering..........................................................       $
                                                                          ----
Dilution per share to new investors................................       $
                                                                          ====

   The following table sets forth, as of June 30, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock (on a pro forma basis to reflect issuance and conversion of all preferred stock outstanding or issuable upon regulatory approval) and by new investors, before deducting the underwriting discounts and commissions and estimated offering
expenses at an assumed public offering price of $      per share.

                             Shares Purchased   Total Consideration
                            ------------------- ---------------------- Average Price
                              Number    Percent   Amount     Percent     Per Share
                            ----------- ------- ----------- ---------- -------------
                               (in thousands, except share data)
   Existing stockholders... 102,298,907       % $   148,600          %     $1.45
   New investors...........                                                $
                            -----------  -----  -----------  --------
     Total.................              100.0% $               100.0%
                            ===========  =====  ===========  ========

   The foregoing discussion and table assume no exercise of the underwriters' over-allotment option and any stock options outstanding as of June 30, 1999. As of June 30, 1999, there were options outstanding to purchase 609,200 shares of common stock at a weighted average exercise price of $1.56 per share, an option outstanding to purchase 227,897 shares of common stock granted to our President and Chief Executive Officer with an exercise price of $1.61 per share and shares of common stock issuable to America Online upon exercise of its warrants. For information with respect to the America Online warrants, see "Related Party Transactions--Relationship with America Online, Inc." To the extent any of these options or warrants are exercised, there will be further dilution to investors. See "Capitalization," "Management--Stock Plans," "Description of Capital Stock" and Note 5 to Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

   You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and related Notes included elsewhere in this prospectus. The financial data and other operating information as of and for the period from inception to December 31, 1998 are derived from audited financial statements included elsewhere in this prospectus. The financial data and other operating information as of and for the six months ended June 30, 1999 are derived from the unaudited financial statements included elsewhere in this prospectus. We believe the unaudited financial statements and other operating information contain all adjustments necessary to present fairly the information included in those statements, and that the adjustments consist of only normal recurring adjustments. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                   Sept. 18, 1998  Six Months
                                                   (inception) to     Ended
                                                   Dec. 31, 1998  June 30, 1999
                                                   -------------- -------------
                                                                   (unaudited)
                                                   (in thousands, except share
                                                              data)
Statements of Operations Data:
 Net revenues.....................................   $   58,283    $  351,313
 Cost of revenues.................................       58,088       338,790
                                                     ----------    ----------
    Gross profit..................................          195        12,523
 Operating expenses:
  Sales and marketing.............................          840         5,517
  Customer service and technical support..........          269         2,522
  General and administrative......................          988         3,293
  Stock-based compensation........................           11           140
                                                     ----------    ----------
    Total operating expenses......................        2,108        11,472
                                                     ----------    ----------
 Income (loss) from operations....................       (1,913)        1,051
 Financing charges and interest expense, net......         (889)       (4,960)
                                                     ----------    ----------
 Net loss.........................................   $   (2,802)   $   (3,909)
                                                     ==========    ==========
 Basic and diluted net loss per share.............   $    (0.04)   $    (0.05)
                                                     ==========    ==========
 Shares used in computing basic and diluted net
  loss per share..................................   77,600,000    77,600,000
                                                     ==========    ==========
                                                   Dec. 31, 1998  June 30, 1999
Balance Sheet Data:                                -------------- -------------
 Cash.............................................   $    3,791    $   10,911
 Working capital deficiency.......................       (1,311)       (6,502)
 Total assets.....................................       60,011       160,313
 Long-term obligations............................          560           560
 Total stockholders' deficiency...................       (1,351)       (5,120)

   See Note 1 of Notes to Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This prospectus contains forward-looking statements the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future" and "intends" and similar expressions to identify forward-looking statements. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks we face described in "Risk Factors" and elsewhere in this prospectus.

Overview

   We were incorporated in September 1998 and sold our first PC in November 1998. Our founding stockholders were Stephen A. Dukker, our Chief Executive Officer, President and a member of our board of directors, and two wholly-owned U.S. subsidiaries of Korean PC and monitor manufacturers--TriGem Corporation and Korea Data Systems America. TriGem Computer, the parent corporation of TriGem Corporation, manufactures all of our eTower PCs. Korea Data Systems Co. Ltd., the parent corporation of Korea Data Systems America, manufactures our eOne PCs and, together with the Taiwanese manufacturer Jean Company, all of our monitors. We source all the PCs and monitors we sell from KDS USA, a company wholly-owned by Lap Shun Hui, which in turn purchases them from these manufacturers. Mr. Hui is a member of our board of directors and one of our stockholders. Initially, we sourced our PCs through KDS USA primarily because we could not establish our creditworthiness due to our limited operating history. We may in the future establish direct relationships with TriGem Computer or other PC or monitor manufacturers.

   We currently derive a significant portion of our gross revenues from sales to a limited number of large retailers. In the six months ended June 30, 1999, approximately 70% of our gross revenues were from sales to our four largest retail customers. We expect to continue to derive a large percentage of our gross revenues from sales to a limited number of leading retailers.

   We have operated to date only in the United States and Canada and all of our sales to date have been made in U.S. dollars. In addition, substantially all of our purchases from our suppliers to date have been made in U.S. dollars. As a result, changes in currency exchange rates do not generally have a direct effect on our financial position. However, we do face foreign business, political and economic risks because our supply of PCs and monitors are manufactured outside of the United States. In addition, changes in currency exchange rates may indirectly affect the cost of our PCs and monitors purchased from our foreign suppliers, thereby indirectly affecting consumer demand for our products and our net revenues.

   Our gross margins are affected by fluctuations in demand for our products, the mix of products sold, the timing of new product implementations, new product introductions by us and our competitors, changes in our pricing policies and those of our competitors and component costs.

   Substantially all of our product sales and supplier purchases are done on a purchase order basis, not pursuant to long-term contracts.

   We outsource technical support, warehouse staffing, inspection/repair and repackaging of returned PCs and administration of our rebate program to third-parties. Similarly, we plan to outsource the infrastructure, administration and technical support of our e-machines.net Internet access service. As a result of this outsourcing, we have a relatively small internal organization that consisted of 49 employees as of June 30, 1999. This outsourcing strategy enables us to minimize capital investment, maintain a low-cost structure and respond quickly to market changes.

PC and Monitor Revenue

   To date, we have derived substantially all of our net revenues from sales of PCs and monitors. We sell a limited number of PC configurations to our retail customers. When appropriate, we intend to introduce enhanced configurations of our eTower PCs and new PC models. Generally, our lowest-price PC model carries significantly lower gross margins than our other PC models. We also sell monitors to our retail customers. We do not require retail customers to buy PCs and monitors as a bundled package. To date, we have sold substantially more PCs than monitors.

   We recognize revenues from PC and monitor sales at the time products are shipped to our retail customers. Revenues are recorded net of outbound shipping costs, returns, price protection and estimated costs for sales incentive programs. Sales incentive programs consist primarily of cash rebates offered by us to our PC buyers. In general, we offer a product rebate during a redemption period which extends for up to thirty days after the PC is purchased. We rely on historical data to forecast the percentage of our PC buyers who will redeem their product rebates. If in a given period these redemptions exceed our expectations, our gross margin and operating results will be adversely impacted. In addition, we intend to modify from time to time our product rebate programs in response to changing market conditions. These modifications may affect the mix of PCs sold, our gross margin and the percentage of rebates redeemed.

   We also derive limited revenues from the sale of extended service contracts and technical support provided on an as-needed basis. We offer these services through Sykes Enterprises, Inc., a third-party customer service provider. Our PC buyers receive free technical support for 15 days following their initial support call under our technical support program. After this period, our PC buyers who require additional support can choose to enter into an extended service contract or pay on a per incident basis until the problem is resolved. We recognize revenues from extended service contracts ratably over the contract period and from technical support calls outside the initial 15 day period of free support as the services are performed.

Internet Service Revenues

   We have begun to earn and will report Internet service revenues in the third quarter of 1999. Until we deploy our private label Internet service, which we anticipate launching in the fourth quarter of 1999, Internet service revenues will consist of revenues earned under our agreement with America Online. We will recognize these revenues when reported to us by America Online.

   In June 1999, we entered into a marketing agreement with America Online under which it will provide rebates to our PC buyers to significantly reduce the net effective price of our PCs. To obtain an ISP rebate, our PC buyers must enter into an agreement with America Online to subscribe to America Online's CompuServe Internet access service over a predetermined period of time at a stated monthly fee. In addition to the rebate provisions, the marketing agreement also provides that we will include America Online's software on our PCs. America Online will pay us recurring revenue or a one-time fee depending on which service or plan a PC buyer elects.

   In addition, the agreement calls for us to work together with America Online to design an e-commerce package that will consist of a specially designed keyboard, desktop icons and America Online services links. Any revenue generated by the marketing and sale of this package will be shared by America Online and us. Finally, the agreement provides for the joint development of a portal on a custom Netscape Netcenter homepage. The Netcenter portal will include a dedicated area for placement of advertising and links that we can sell to third parties and an area allowing access to third party content areas by subscribers to e-machines.net.

Results of Operations

   Because of our limited operating history and the rapidly evolving nature of our business, year-to-year period comparisons are not available and we believe that quarter-to-quarter period comparisons are not meaningful and should not be relied upon as an indication of future performance. The following table presents our operating results for the period from September 18, 1998 (inception) to December 31, 1998, each of the quarters ended March 31, 1999 and June 30, 1999 and the six-month period ended June 30, 1999.

                           Period from
                          Sept. 18, 1998    Quarter       Quarter     Six Months
                          (inception) to     Ended         Ended         Ended
                          Dec. 31, 1998  Mar. 31, 1999 June 30, 1999 June 30, 1999
                          -------------- ------------- ------------- -------------
                           (in thousands, except as a percentage of net revenues)
Statements of Operations
 Data:
  Net revenues..........     $58,283       $137,434      $213,879      $351,313
  Cost of revenues......      58,088        131,101       207,689       338,790
                             -------       --------      --------      --------
   Gross profit.........         195          6,333         6,190        12,523
  Operating expenses:
   Sales and marketing..         840          2,719         2,798         5,517
   Customer service and
    technical support...         269            949         1,573         2,522
   General and
    administrative......         988          1,106         2,187         3,293
   Stock-based
    compensation........          11             41            99           140
                             -------       --------      --------      --------
    Total operating
     expenses...........       2,108          4,815         6,657        11,472
                             -------       --------      --------      --------
   Income (loss) from
    operations..........      (1,913)         1,518          (467)        1,051
   Financing charges and
    interest expense,
    net.................        (889)        (2,390)       (2,570)       (4,960)
                             -------       --------      --------      --------
    Net loss............     $(2,802)      $   (872)     $ (3,037)     $ (3,909)
                             =======       ========      ========      ========
As a Percentage of Net
 Revenues:
  Net revenues..........       100.0%         100.0%        100.0%        100.0%
  Cost of revenues......        99.7           95.4          97.1          96.4
                             -------       --------      --------      --------
   Gross profit.........         0.3            4.6           2.9           3.6
  Operating expenses:
   Sales and marketing..         1.4            2.0           1.3           1.6
   Customer service and
    technical support...         0.5            0.7           0.8           0.8
   General and
    administrative......         1.7            0.8           1.0           0.9
   Stock-based
    compensation........         0.0            0.0           0.0           0.0
                             -------       --------      --------      --------
    Total operating
     expenses...........         3.6            3.5           3.1           3.3
                             -------       --------      --------      --------
   Income (loss) from
    operations..........        (3.3)           1.1          (0.2)          0.3
   Financing charges and
    interest expense,
    net.................        (1.5)          (1.7)         (1.2)         (1.4)
                             -------       --------      --------      --------
    Net loss............        (4.8)%         (0.6)%        (1.4)%        (1.1)%
                             =======       ========      ========      ========

Net Revenues

   Our net revenues increased from $58.2 million for the period from inception to December 31, 1998 to $137.4 million in the quarter ended March 31, 1999 and to $213.9 million in the quarter ended June 30, 1999, representing an increase of 55.6% from the first to second quarters of 1999. These increases were primarily due to increases in unit shipments at each of the $399, $499 and $599 price points. Net revenue from extended service contracts and technical support calls during these periods was minimal. In addition, we recognized only immaterial Internet service revenues from America Online and, therefore, we did not report Internet service revenues separately. We expect to report Internet service revenues separately in the future.

Cost of Revenues

   Cost of revenues consists of the cost of PCs and monitors, inbound shipping costs and inventory valuation reserves. Cost of revenues increased from $58.1 million for the period from inception to December 31, 1998 to $131.1 million, in the quarter ended March 31, 1999, to $207.7 million, in the quarter ended June 30, 1999. These increases were primarily due to increases in unit shipments. The increase in gross margin from 0.3% in the period ended December 31, 1998 to 4.6% in the quarter ended March 31, 1999 was primarily due to reduced component costs in the first quarter. Gross margin decreased to 2.9% in the quarter ended June 30, 1999 primarily as a result of price protection given to certain retail customers and higher redemption rates associated with the offer of a $75 product rebate during the period versus a $50 product rebate in the prior quarter. Our historical gross margins may not be indicative of our future results of operations. For example, we are currently launching a number of new sales incentives in conjunction with our agreement with America Online, and in the fourth quarter of 1999 we expect to launch e-machines.net and our associated ISP rebate and "PC rEnewal" programs. We do not expect to incur significant costs from the services offered through America Online. However, we will incur significant costs associated with e-machines.net and our associated ISP rebate programs. These new programs are expected to affect the level of demand for different product models, the mix of PCs we sell and the gross margins that we earn.

Operating Expenses

 Sales and Marketing

   Sales and marketing expenses consist primarily of cooperative advertising incentives paid to retail customers, net of cooperative advertising credits earned by us from component suppliers. Sales and marketing expenses also include payroll expenses for sales and marketing personnel. Sales and marketing expenses have increased from approximately $840,000 for the period from inception to December 31, 1998 to $2.7 million in the quarter ended March 31, 1999 and $2.8 million in the quarter ended June 30, 1999. These increases were primarily due to increased commission expenses and cooperative advertising costs associated with increased sales volumes. As a percentage of net revenues, sales and marketing costs decreased from 2.0% in the quarter ended March 31, 1999 to 1.3% in the quarter ended June 30, 1999. This decrease is a result of a one-time increase in cooperative advertising credits earned from component suppliers which reduced our cooperative advertising costs. We are able to maintain a small sales and marketing staff by selling product primarily to a limited number of large retailers. Marketing and advertising programs undertaken by these retailers also help establish the "eMachines" brand nationwide without requiring us to spend significant amounts on radio, television and print advertisements. Our sales and marketing expenses in absolute dollars will increase as sales increase and to the extent we increase the number of our sales representatives, a possibility we are currently evaluating.

 Customer Service and Technical Support

   Customer service and technical support expenses consist primarily of the cost of technical support provided for us by Sykes. In addition, we anticipate that when we launch e-machines.net, Sykes will provide technical support to our subscribers. For either of these services, Sykes charges on a per minute basis for each support call they receive. We expect customer service and technical support expenses to increase to the extent our sales volumes increase or we successfully introduce e-machines.net. Customer service and technical support expenses were approximately $949,000 in the quarter ended March 31, 1999 and $1.6 million in the quarter ended June 30, 1999.

 General and Administrative

   General and administrative expenses consist primarily of payroll and related expenses for management and administrative personnel, outsourced warehousing activities, facilities expenses, professional service fees, travel and other general corporate expenses. General and administrative expenses were approximately $988,000 or 1.7% of net revenues for the period from inception to December 31, 1998, $1.1 million, or 0.8% of net revenues, in the quarter ended March 31, 1999 and $2.2 million, or 1.0% of net revenues, in the quarter ended June 30, 1999. We anticipate that general and administrative expenses will increase in absolute dollars primarily due to increased expenses associated with the addition of personnel and additional professional fees, including costs associated with being a public company. We anticipate that general and administrative expenses may increase in future periods as a result of litigation costs associated with the recent lawsuits filed against us by Compaq and Apple. For a discussion of these lawsuits, see "Business--Legal Proceedings."

 Stock-based Compensation

   Stock based compensation arises when an option to purchase stock, with an exercise price less than the fair value of the underlying stock, is granted to an employee. The amount of compensation is measured as the spread between the exercise price and the fair value of the underlying stock. Stock-based compensation is considered earned, and we recognize the related expense, as the options vest. From inception to June 30, 1999, we recognized approximately $151,000 of stock-based compensation. As of June 30, 1999, $1.7 million was unearned and will be amortized according to the vesting schedules of the relevant options.

Financing Charges and Interest Expense, Net

   Financing charges and interest expense, net consists primarily of interest on trade payables. Finance charges and interest expense, net were approximately $889,000 or 1.5% of net revenues for the period from inception to December 31, 1998, $2.4 million, or 1.7% of net revenues, in the quarter ended March 31, 1999 and $2.6 million, or 1.2% of net revenues, in the quarter ended June 30, 1999. These increases in absolute dollars were primarily due to increases in trade payable financing associated with inventory purchases, resulting from higher sales volumes in each succeeding period, partially offset by a decrease in the effective annual interest rate from 12% to 10% as of March 31, 1999.

Liquidity and Capital Resources

   Since inception we have financed operations by extended payment terms on trade payables, issuance of common stock and issuance of subordinated notes payable to stockholders. As of June 30, 1999, we had $10.9 million in cash. Trade payable terms with respect to inventory purchases are extended out to 90 days with a discount on PC purchases proportional to the number of days that we pay early. The effective annual interest rate as of June 30, 1999 was 10%. As of June 30, 1999 these trade payables were $134.4 million. Issuance of common stock through June 30, 1999, yielded net cash proceeds of $1.4 million. On December 18, 1998, we received cash proceeds of $560,000 pursuant to long-term subordinated notes payable to stockholders, which bear interest at 5.79% and mature on June 7, 2004.

   The private placement of 18,718,593 shares of our Series A preferred stock on August 18, 1999 provided us with proceeds of approximately $119.5 million. A portion of the proceeds from the issuance of our Series A preferred stock was used to reduce trade payables. Upon regulatory approval, we will issue an additional 5,560,776 shares of Series A preferred stock to America Online, which will provide us with additional proceeds of approximately $35.5 million.

   Net cash provided by operating activities was $2.3 million in the period from inception to December 31, 1998, $1.3 million in the quarter ended March 31, 1999 and $7.3 million in the quarter ended June 30, 1999. Cash provided by operating activities for these periods consisted primarily of increases in trade payables. Cash used in operating activities for these periods consisted primarily of increases in accounts receivable and inventories.

   Net cash used in investing activities was approximately $550,000 in the period from inception to December 31, 1998, approximately $662,000 in the quarter ended March 31, 1999 and approximately $863,000

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in the quarter ended June 30, 1999. Net cash used in investing activities for these periods consisted primarily of purchases of property and equipment.

   Net cash provided by financing activities was $2.0 million in the period from inception to December 31, 1998. Net cash provided by financing activities consisted of proceeds from the issuance of common stock and subordinated notes payable to stockholders.

   We currently anticipate that the net proceeds of this offering, together with our available funds as of June 30, 1999, and the proceeds from the issuance of Series A preferred stock, will be sufficient to meet our anticipated needs for at least the next 12 months. If additional funds are required, financing may not be available on acceptable terms, if at all, and may be dilutive to our stockholders.

Year 2000 Issues

   Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We sell PCs that rely on date information and use software, computer technology and other services provided by third-party vendors that may fail due to the year 2000 calendar change.

 Risks

   The failure of any of our third-party suppliers, including TriGem Computer, Korea Data Systems Co., KDS USA and Jean Company, to be year 2000 compliant could materially adversely affect our business. The failure of our own PCs to be year 2000 compliant could damage our brand name and result in warranty claims, costly litigation or unexpected costs incurred in connection with correcting errors or defects in our PCs. A failure of the Internet infrastructure to be year 2000 ready may adversely affect our Internet related businesses, including our planned e-machines.net service and the service provided to our consumers by America Online.

 State of Readiness

   We recognize the importance of year 2000 readiness for our PCs. We are following the guidelines of National Software Testing Laboratories', or NSTL, Year 2000 Hardware Compliance Program, an open industry standard to verify proper date handling by PCs during the year 2000 calendar change. We have used the software provided by NSTL to self-test our currently offered eTower and eOne models, and have determined that they are year 2000 compliant. Pursuant to these guidelines, several of our earlier models, including our eTower 333id and 366i models, have been certified year 2000 compliant by NSTL.

   We are currently assessing the year 2000 readiness of our third-party supplied software and other services, which includes software bundled with our PCs as well as for use in our accounting, database and other internal systems. Much of this third-party supplied software and other services, including Microsoft Windows98, Microsoft Works, AOL, CompuServe, and the services supplied by Sykes, are certified year 2000 compliant by the companies that make them. We have not assessed the year 2000 readiness of the internal information technology systems of any of our manufacturers or suppliers.

   Our ability to assess the reliability of the Internet infrastructure is limited and we are relying solely on generally available news reports, surveys and comparable industry data.

 Costs of Compliance

   To date, the amount spent on year 2000 preparations has been immaterial. We do not expect to make any material expenditures related to year 2000 compliance issues in the future.

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 Contingency Plan

   We do not currently have a contingency plan to address any unanticipated occurrence of year 2000 errors in our products or problems with our internal information technology systems, a failure of our third-party suppliers products or information systems to be year 2000 compliant or a serious disruption in the general infrastructure of the Internet, and have no current plan to make one.

Quantitative and Qualitative Discussion of Market Risk

   We currently have no floating rate indebtedness, hold no derivative instruments and do not earn significant foreign sourced income. Accordingly, changes in interest rates or currency exchange rates do not generally have a direct effect on our financial position. In addition, we have operated only in the United States and Canada and all purchases and sales to date have been made in U.S. dollars. As a result, we have not had any material exposure to foreign currency rate fluctuations. Changes in currency exchange rates, however, may affect the cost of our PCs and monitors purchased from our foreign suppliers, thereby indirectly affecting consumer demand for our products and our net revenues. In addition, to the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would also be affected by such changes.

   We intend to implement an investment policy, the primary objective of which would be to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of June 30, 1999, all of our cash was on deposit with our bank.

Quarterly Fluctuations

   We have a limited operating history upon which you can base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses, and difficulties encountered by companies in their early stage of development. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly. See "Risk Factors" for a more complete description of the risks we face. We believe that the factors influencing quarterly variability include the following:

  .  the overall growth in the computer industry;

  . shifts in short-term demand for our products resulting, in part, from the introduction of new products or updates of existing products;

  . the intensity of price competition among us and our competitors as influenced by various factors;

  . the fact that virtually all sales in a given quarter result from orders booked in that quarter; and

  . the popularity of, and seasonal or other fluctuations in demand for, Internet services generally and e-machines.net in particular.

   Traditionally, computer sales in the fourth quarter are historically higher than in the previous three quarters. We believe that this pattern of higher fourth quarter sales is partially due to customer buying patterns relating to calendar year-end business and holiday purchases. This pattern could be adversely affected in 1999 due to consumer concern of the year 2000 issues shifting demand for PCs into the following year.

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

Effects of Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources, and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. We had no comprehensive income items to report for the period from September 18, 1998 (inception) to December 31, 1998 and the six months ended June 30, 1999. We currently operate one reportable segment under SFAS No. 131. Adoption of these statements at our inception did not impact our financial position, results of operations or cash flows.

   In June 1998, SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities" was released. The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. We are required to implement the statement in the first quarter of fiscal 2001. We have not used derivative instruments and believe the impact of adoption of this statement will not have a significant effect on the financial statements.

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                                    BUSINESS

Overview

   We are a leading provider of low-price, high-quality branded personal computers, or PCs. Since our first shipment in November 1998, we have sold over one million PCs. We sold the third highest number of PCs through retailers in the United States in June 1999 according to Ziff Davis Market Intelligence. We also offer an integrated computing and Internet access solution, currently through our relationship with America Online, and we plan to launch e-machines.net, our private label Internet access service, in the fourth quarter of 1999.

   A growing number of consumers are seeking to gain access to the Internet for the first time. As a result, many of these first-time Internet users are also purchasing their first PC. In addition, consumers across a range of income levels are seeking to upgrade their existing PC or add a second or third PC to their homes. We support these trends by consistently providing high-quality PCs and monitors at low prices through nationally-recognized retailers including Best Buy, Circuit City, Costco, Fry's Electronics, MicroCenter, Office Depot, QVC, Sears and Staples. Our integrated computing and Internet access solution enables these consumers to purchase a PC with a net effective price of as low as $0 and gain access to the Internet.

Industry Background

   The explosion in popularity of the Internet has transformed the home PC from a stand-alone system used to process discrete tasks into the predominant means of accessing the Internet. International Data Corporation, or IDC, estimates that there were approximately 159 million worldwide users of the Internet at the end of 1998 and that the number of users will grow to approximately 510 million by the end of 2003. According to IDC, PCs accounted for approximately 94% of the access devices connected to the Internet in the United States for 1998. We believe that this is because the PC is ideally suited for the Internet. PCs offer a media-rich Internet experience on an architecture sufficiently flexible to run most applications and accommodate frequently changing Internet technologies, such as streaming video, MP3 audio files and browser technologies. After their initial manufacture, dedicated Internet appliances cannot easily be adapted to accommodate the evolving technologies utilized by the Internet. In addition, many of the most popular PC software applications, such as those used for personal finance, games and education, are enhanced when combined with access to the Internet. Over the past two decades, continuous technological advancements in, and improved manufacturing efficiencies of, key PC components, such as microprocessors and storage devices, have significantly improved PC functionality while dramatically lowering PC prices. This in turn has expanded the market for potential PC buyers and Internet subscribers.

   In recent years, however, the growth rate of PC household penetration had slowed. According to the U.S. Bureau of the Census, household PC penetration in 1990 was approximately 15%. While the PC penetration level grew to 37% by 1996, this level only grew to 43% by April 1998, according to a January 1999 report by Inteco Corporation. In addition, since July 1997 first-time buyers still spent an average of $1,880, while replacement buyers spent a slightly lower average of $1,830, according to a May 1998 Inteco Corporation report. We believe this price point inhibited penetration of households with annual incomes below $50,000. Based on IDC's U.S. Household Survey, approximately 84.3% of U.S. households that did not own a PC had annual incomes below $50,000.

   We believe that the introduction of the sub-$600 PC started a change in PC buyers' behavior. According to Ziff Davis Market Intelligence, sales of sub- $600 PCs increased as a percentage of the total retail market from 0.7% in September 1998 to 28.2% in June 1999. At the sub-$600 price point, we believe that consumers increasingly view the PC as a household appliance, like a VCR or television set, which is renewing growth in household PC penetration. Moreover, we believe the introduction of the sub-$600 PC has attracted consumers seeking to add a second or third PC in their home. According to IDC, the number of U.S. households with more than one PC will increase from approximately 15.6 million in 1998 to approximately 22.9 million in 2002. We believe that computer buying decisions are increasingly based on price, brand identity and ease of use and that this will continue to increase the market share of sub-$600 PCs.

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

   Despite the slowing growth rate of household PC penetration, the demand for Internet access continues to increase. According to IDC, net revenues generated by providing consumer Internet access in the United States will grow from $4.7 billion in 1998 to $7.6 billion in 2000. However, Internet users increasingly view Internet access as a commodity product, resulting in frequent changes in providers. According to IDC, the industry average churn rate experienced by consumer Internet service providers in the United States is approximately 4% per month. In response to these trends, Internet service providers have invested significantly in advertising and marketing programs to differentiate their services and establish brand loyalty which has led to higher operating costs.

   To address these trends, both traditional PC vendors and Internet service providers are exploring new solutions. Some vendors of high-price PCs have started to offer free Internet access for limited periods to increase the volume of PCs they sell. Internet service providers have recently initiated programs that combine Internet access services with the purchase of a PC, which allow PC buyers to minimize the effective purchase price of a PC.

   Traditional PC vendors and Internet service providers seeking to provide these new solutions face significant challenges. We believe that traditional PC vendors may have limited revenue opportunities from bundling Internet access services with their PCs. Typically, these high-price PCs are sold to experienced consumers with existing Internet relationships. We believe these consumers are less likely to make purchasing decisions based on the bundling of Internet access services. In addition, traditional PC vendors are limited by high fixed costs, high distribution and marketing costs and shrinking gross margins resulting from rapidly declining prices and obsolete inventory. Moreover, a change in their traditional sales model to very low-price PCs would reduce sales of their existing product lines and further accelerate the decline in average selling prices. In addition, traditional Internet access service providers are not able to offer independently a combined computing and Internet access solution. Therefore, they are dependent upon the PC manufacturers for the supply of PCs and the growth in PC sales. Further, Internet service providers cannot partner with retailers to tailor content and pre-install features on PCs.

The eMachines Solution

   We provide an integrated computing and Internet access solution that enables consumers to cost effectively purchase a PC and gain access to the Internet. We sell low-price, high-quality PCs through leading retailers and currently offer Internet access through our strategic relationship with America Online. To expand our integrated solution, we intend to launch e-machines.net, our private label Internet access service, in the fourth quarter of 1999.

   Our widely-available, integrated computing and Internet access solution is designed to attract first-time PC buyers that do not have an existing relationship with an Internet service provider. Our solution is also designed to appeal to buyers seeking to upgrade their existing PC or add an additional PC to their household. As a result of our ISP rebate programs, we believe that many first-time buyers may be willing to enter into a long-term Internet access service contract in order to purchase a PC at a net effective price as low as $0. We intend to launch two associated programs concurrently with our planned e-machines.net service. Our PC buyers may elect to receive an ISP rebate from us at the time of the purchase of their PC if they enter into a long-term Internet access service contract. Alternatively, our PC buyers may elect to subscribe to our e-machines.net service on a month-to-month basis. Month-to-month subscribers to e-machines.net who remain enrolled for 24 consecutive months will qualify for our planned "PC rEnewal" program. This program will be designed to enable these subscribers to upgrade the configuration of their eTower PC for a low fee.

   We believe the following elements of our operating model allow us to cost effectively offer our PCs and integrated computing and Internet access solution:

  . Low PC Manufacturing and Operating Costs. We maintain fixed costs, capital expenditures and manufacturing and operating costs significantly below the industry average by outsourcing most of our major operating and manufacturing functions. This includes outsourcing system assembly, warehouse labor, distribution, research and development, product design, warranty and customer support to leading suppliers such as TriGem Computer, Korea Data Systems Co. and Sykes.

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

  . Low Distribution, Marketing and Administration Costs. We also maintain low distribution, marketing and administration costs by distributing and advertising our products and services primarily through a limited number of large retailers. For the six months ended June 30, 1999, approximately 70% of our gross revenues were from sales to our four largest retail customers. This enables us to significantly lower sales, marketing and administration expenses, and eliminate costs associated with the logistical support of a large customer base. Our retail strategy also allows us to increase awareness of the "eMachines" brand by leveraging our retail customers' marketing programs. In addition, we plan to offer our e-machines.net service to our PC buyers, thereby providing a cost-effective means of promoting our Internet access service.

  . High Inventory Turns. We believe that we have been successful in achieving higher inventory turnover than the industry average through product management and outsourcing manufacturing. Higher inventory turnover helps mitigate the risk of having to reduce product prices because of product obsolescence and generally lowers inventory costs and associated working capital needs.

The eMachines Strategy

   We intend to continue to increase PC sales while developing significant Internet related recurring revenue streams by leveraging our strong position in the consumer market and key retail relationships. Our strategy includes the following core elements:

 Increase Penetration of the Consumer Market by Providing a Low-Price, High-Quality Integrated Computing and Internet Access Solution

   We intend to increase our market share and our penetration into non-PC households by continuing to offer a low-price, high-quality integrated computing and Internet access solution. Our ISP rebate programs are designed to reduce the net effective price of our PCs to the consumer to as low as $0 when a PC buyer subscribes to a long-term Internet service contract. Currently, we offer this ISP rebate through our relationship with America Online, and, in the future, we plan to directly offer our own ISP rebate in combination with our e-machines.net Internet access service. Through our "PC rEnewal" program we will offer subscribers to e-machines.net who did not receive an ISP rebate the opportunity to upgrade the configuration of their eTower for a low fee after 24 continuous months of e-machines.net service. We believe that these programs will increase consumer purchases of our PCs, increase Internet-related recurring revenue opportunities through our relationship with America Online, expand our e-machines.net subscriber base and improve the retention of both e-machines.net and America Online's CompuServe subscribers.

 Establish Brand Recognition by Leveraging the Retail Channel

   We believe that by distributing our products through retailers, we can rapidly increase awareness of our brand, thereby cost-effectively reaching millions of potential PC buyers and Internet access subscribers. We will continue to sell our products through leading retailers to benefit from their marketing campaigns that feature our products nationwide in television, radio, newspaper, magazine and catalog advertisements. The retail channel also enables us to effectively target first-time PC buyers that do not typically have established relationships with Internet service providers.

 Strengthen Strategic Relationships with Leading Retailers

   We intend to continue to strengthen our strategic relationships with leading retailers, including Best Buy, Circuit City, Office Depot and Staples, to capture and retain prime shelf space. We believe we are an attractive partner to leading retailers because our low-price, high-quality PCs and integrated computing and Internet access solution drive high sales volumes which provide significant profit opportunities to retailers. We believe our relationships with these retailers enable us to quickly introduce updated systems configurations, new products and merchandising programs on a national basis. For example, we were one of the first to establish a widely-available rebate-based pricing format for an integrated sale of PCs and Internet access services through the retail channel. In addition, we believe our low-price, high-quality PCs and integrated computing and Internet access solution draws large numbers of potential consumers of software, PC peripherals and other products into retail stores.

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

 Leverage Outsourced, Low-Cost Business Model

   We intend to utilize our low-cost infrastructure to profitably sell increasingly powerful PC models at low prices, thus meeting the needs of the evolving PC market. We maintain low manufacturing and operating costs by outsourcing most of our major operating and manufacturing functions including system assembly, warehouse labor, distribution, research and development, product design, warranty and customer support to established industry providers. We intend to leverage the experience of established third parties, such as UUNET for the provision of Internet access and Sykes for customer service and technical support. By outsourcing directly to these third parties, we reduce the cost of providing these services. Further, we intend to maintain low distribution, sales, marketing and administrative costs by continuing to distribute and advertise our products and services primarily through a limited number of large retailers.

 Enhance Internet-Related Recurring Revenue Generating Opportunities

   We intend to aggressively pursue recurring revenue generating opportunities, including Internet service payments, e-commerce, web-based advertising and other related revenues. For example, as part of our marketing agreement with America Online, we have structured a number of revenue sharing arrangements. America Online will pay us recurring revenue or a one-time fee depending on which service or plan a PC buyer elects. In addition, the agreement calls for us to work together with America Online to design an e-commerce package that will consist of a specially designed keyboard, desktop icons and America Online services links. Any revenue generated by the marketing and sale of this package will be shared by America Online and us. Also under this marketing agreement, Netscape's Netcenter web page will be the default home page for subscribers to e-machines.net. In return for the deployment of the Netcenter home page to our e-machines.net subscriber base, America Online has agreed to share a portion of e-commerce and advertising revenues derived from traffic driven to the Netcenter portal by subscribers to e-machines.net.

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PC and Monitor Products

   Our retail customers offer our eTower PCs at static prices of $399, $499 and $599 to consumers, which prices reflect redemption by the consumer of our regularly offered product rebate. Each PC comes with software including Windows 98, Microsoft Works, Netscape Navigator and other utilities, and is Internet ready. We update our configurations of eTower models when appropriate to accommodate the introduction of new components and sub-systems that we believe our PC buyers will find attractive. In August 1999, we introduced the eOne PC, an integrated single piece PC and monitor based on Windows-Intel architecture. We also offer monitors ranging in size from 14 to 17 inches. The following table sets forth our most recently released product configurations and the manufacturers' suggested retail prices after product and ISP rebates.









                              [CHART APPEARS HERE]

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Internet Access Services

 America Online

   In June 1999, we entered into a marketing agreement with America Online under which it will provide rebates to our PC buyers to significantly reduce the net effective price of our PCs. To obtain an ISP rebate, our PC buyers must enter into an agreement with America Online to subscribe to America Online's CompuServe Internet access service over a predetermined period of time at a stated monthly fee. In addition to the rebate provisions, the marketing agreement also provides that we will include America Online's software on our PCs. America Online will pay us recurring revenue or a one-time fee depending on which service or plan a PC buyer elects.

   In addition, the agreement calls for us to work together with America Online to design an e-commerce package that will consist of a specially designed keyboard, desktop icons and America Online services links. Any revenue generated by the marketing and sale of this package will be shared by America Online and us. Finally, the agreement provides for the joint development of a portal on a custom Netscape Netcenter homepage. The Netcenter portal will include a dedicated area for placement of advertising and links that we can sell to third parties and an area allowing access to third party content areas by subscribers to e-machines.net.

 e-machines.net

   We intend to become a leading Internet access provider by offering e-machines.net, our planned private label Internet access service, to our PC buyers. We believe that we will be able to successfully market our services to first-time buyers, because they are less likely to have established relationships with an Internet service provider. In addition, we believe our ISP rebate on PC purchases and our "PC rEnewal" programs will be attractive to consumers. These programs will significantly reduce the cost of PC ownership and PC replacement while providing our PC buyers with Internet access.

   We have also entered into an Internet service provider agreement with UUNET to cost effectively provide our program on a nationwide basis. UUNET has built a network infrastructure that we believe will accommodate our e-machines.net subscribers. Outsourcing this service with UUNET eliminates our need to make significant up-front capital expenditures to build an independent network. Under the UUNET agreement, we will offer a basic service package with an option to upgrade to a premium service package. UUNET will bill subscribers monthly a predetermined price set by us based on the level of service. UUNET will then pay us the difference between our cost and the price charged subscribers for the service.

   We have, as part of our planned e-machines.net service, developed a set of on-screen instructions to provide our PC buyers with a user-friendly and intuitive guide to facilitate the process of subscribing to e-machines.net. These instructions will appear in the first screen to be displayed to our PC buyers when they first turn the PC on, even before the Windows operating system has completed its initial boot-up process. We believe that the appearance of these instructions early in the registration process will help us attract a significant number of subscribers to our e-machines.net service.

   For those buyers who do become e-machines.net subscribers, our planned Netscape Netcenter portal will become the primary point of access to the Internet. This will allow us to not only provide an easy point of subscriber access to third-party content providers, but also to direct subscribers to advertising displayed on dedicated advertising space on the portal. We expect to benefit from e-commerce and advertising net revenues associated with this program.

 Customer Service and Technical Support

   In order to maintain low costs, we outsource all technical support related to our PCs and our Internet service to Sykes, a leading supplier of technical support outsourcing services. We offer technical support services free for 15 days after the first call from our PC buyer seeking assistance. We believe that buyers of our PCs require the most assistance during the first two weeks after they begin using their PC. Following that period, PC buyers who require additional support can choose to enter into an extended service contract or pay for technical support on a per incident basis until the problem is resolved.

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Manufacturing

   We currently outsource manufacturing of all of our PCs and monitors. TriGem Computer manufactures all of our eTower PCs. Korea Data Systems Co. manufactures our eOne PCs and, together with the Taiwanese manufacturer Jean Company, all of our monitors. TriGem Computer and Korea Data Systems Co. are ISO 9001 certified and Jean Company is ISO 9002 certified. We have no obligation to order, take minimum delivery or purchase at a pre-negotiated price from TriGem Computer, Korea Data Systems Co. or Jean Company. Additionally, TriGem Computer, Korea Data Systems Co. and Jean Company have no contractual obligation to supply us with PCs and monitors. TriGem Computer has supplied PCs to Epson, Hewlett-Packard Company, Nokia Corp., Olivetti S.p.A. and Sharp. Korea Data Systems Co. has supplied monitors to original equipment manufacturers, distributors and retailers including Best Buy, Compaq, CompUSA, IBM, Ingram Micro Inc. and Tech Data Corporation.

   TriGem Computer recently entered into an outsourcing manufacturing agreement with a facility in Xiamen, China and intends to open an additional facility in Shenyang, China during the second half of 1999. The Xiamen facility is expected to produce 100,000 PC units per month initially, increasing to 200,000 PC units per month in the fourth quarter of 1999. The Shenyang facility is a final-assembly plant expected to complete production of 200,000 PC units each month. This facility may not commence operations when planned, and we may not benefit from the increased capacity from either of these facilities.

   TriGem America, a wholly-owned subsidiary of TriGem Computer, provides inspection, repair and repackaging services for PCs returned to us. We are assessed a per unit service charge for the testing and repackaging of returned PCs determined to be non-defective. If the PC is defective and repair service is required, we receive a partial credit of the purchase price that we paid for the PC. The TriGem Computer warranty is effective for 14 months from the date the PC is shipped to us. Additionally, Korea Data Systems Co. and Jean Company have agreed to warranty monitors sold to us for 18 and 36 months respectively. We offer a 12 month warranty covering defects in materials or workmanship on every PC and monitor we sell.

Sales and Marketing

   Our sales and marketing strategy is focused on selling our products and services through leading retailers. In recent years, retailers attracted fewer PC buyers as a result of the availability of custom configured systems from direct vendors. We believe that the introduction of sub-$600 PCs has increased the number of first-time PC buyers, many of whom viewed high prices as a barrier to PC ownership. Since first-time buyers are less likely to want or need custom configurations and less likely to already have Internet access, the introduction of the sub-$600 PC has also enabled retail stores to re-emerge as a viable method of selling PCs by increasing the number of first-time PC buyers. Our strategy of selling primarily through leading retailers has enabled us to leverage their sales and marketing efforts. As a result, we have been able to establish our brand while maintaining a relatively small sales and marketing organization. As of June 30, 1999, our sales and marketing organization consisted of a total of 8 employees. Our sales and marketing staff is located at our headquarters in Irvine, California.

Competition

   The markets for our PCs and Internet services are highly competitive and rapidly evolving. For sales of PCs to consumers, we compete principally against traditional PC vendors, including Compaq, Dell, Gateway, Hewlett-Packard, IBM and others. In addition, we compete or may compete with low-price PC vendors, such as Free-PC, Future Power, Gobi and Microworkz. For the provision of Internet access and services, we will compete with a variety of entities including online services, traditional Internet service providers, cable companies and telecommunications providers. In addition, we compete or may compete with a limited number of PC vendors that have begun offering Internet access services in combination with their PCs.

   The PC industry is highly competitive and we expect this competition to increase significantly. We expect pricing pressures in the PC market to continue, particularly as a result of the introduction of a variety of

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

product rebate programs that include Internet access with the purchase of a PC. Additionally, traditional PC vendors may reduce their prices to compete with us at our price points or offer additional services. There are relatively few barriers preventing our competitors from capitalizing on the convergence of the PC and Internet markets. As a result, new integrated computing and Internet services offerings pose a threat to our business.

   The Internet access services market is also highly competitive and we expect competition in this market to intensify in the future. This market is new and subject to rapid change, including the introduction of new technologies, price declines and well-funded promotional campaigns. As we begin providing our e-machines.net Internet service, we will compete with many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. Potential competitors include the following:

  . established online services, such as America Online, Microsoft Network and Prodigy;

  . local, regional and national Internet service providers, including EarthLink and MindSpring;

  .  nonprofit or educational institutions providing Internet service;

  . national telecommunications companies, including AT&T, MCI WorldCom and GTE;

  .  regional Bell operating companies, including BellSouth and SBC
     Communications;

  . competitive local exchange carriers, including Covad Communications and Rhythms NetConnections;

  .  online cable services, including Excite@Home, Time Warner and Road
     Runner;

  . alternative e-commerce Internet advertising vendors, including Free-PC and NetZero; and

  . potential new entrants to the Internet services market such as computer hardware vendors, including Compaq, Dell, Gateway and Micron Electronics or computer retailers, such as Best Buy.

   The consolidation of existing competitors, new entrants to the PC and Internet service markets or alliances between PC vendors and Internet service providers may result in greater competition for us. In addition to America Online, some of our current or future strategic partners may become our competitors. Our entry into the Internet services market may have a negative effect on our relationship with America Online or our relationships with other partners. Competition is likely to remain intense as large, diversified telecommunications and media companies acquire Internet service providers, as Internet service providers and PC vendors merge and as Internet service providers consolidate.

Customers

   We currently sell our products to leading retailers, catalog and on-line merchandisers in the United States and Canada. Our customer list includes the following:

   America Online             Future Shop                Office Depot
   Best Buy                   Insight                    Outpost.com
   BrandsMart                 Nexcom                     QVC
   Circuit City               J&R Computer World         Sears
   Costco                     MicroCenter                Staples
   Creative Computers         MicroWarehouse             TigerDirect
   Fry's Electronics          Nationwide                 Value America
                           Electronics

   For the six months ended June 30, 1999, approximately 70% of our gross revenues were from sales to our four largest retail customers. Sales to Office Depot represented 25% of our gross revenues for the six month period ended
June 30, 1999. Further, sales to Best Buy, Circuit City and MicroCenter each represented more than 10% of our gross revenues for the six month period ended June 30, 1999. Since our first shipment in November 1998 through December 31, 1998, sales to Best Buy, MicroCenter and Office Depot each represented more than 10% of our gross revenues. This concentration of sales allows us to maintain a low-cost infrastructure while establishing preferred vendor status with large leading retailers. We intend to continue to sell the majority of our products to a limited number of large retailers for the foreseeable future.

Facilities

   Our principal administrative, marketing and distribution facilities are located in Irvine, California. We lease approximately 147,000 square feet at this facility pursuant to a lease that expires in 2004, unless terminated earlier or extended as described below. Under the terms of the lease, we make monthly payments of approximately $84,000, increasing to approximately $97,000 over the term of the lease. We have an option to extend the term of the lease for an additional 60-month period. Of the total facility, pursuant to a verbal agreement, we sublease approximately 48,000 square feet to TriGem America for monthly payments of approximately $27,000, increasing to approximately $32,000 over the term of the sublease. TriGem America uses this space to refurbish our returned PCs.

Legal Proceedings

   In July 1999, Compaq Computer Corporation filed a complaint against us, TriGem Computer, TriGem America and Korea Data Systems as defendants in the U.S. District Court for the Southern District of Texas based on the defendants' alleged infringement of 13 patents held by Compaq related to improved system processing speed, enhanced video graphics, peripheral compatability and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We are currently in the process of assessing the complaint. As a result, we are currently unable to estimate the total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We cannot assure you that Compaq will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. In addition, we cannot assure you that the results of this litigation would not result in our business being significantly harmed.

   In August 1999, Apple Computer, Inc. filed a complaint against us as a defendant in the U.S. District Court for the Northern District of California based on our alleged unfair and unauthorized use of the design and trade dress of the iMac computer. The complaint seeks a constructive trust of profits from sales of our eOne PC, treble damages, a preliminary and permanent injunction from further distribution of our eOne PC, attorneys' fees and punitive damages. We are currently in the process of assessing the complaint. As a result, we are currently unable to estimate the total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We cannot assure you that Apple will not succeed in obtaining monetary damages or an injunction against the production of eOne PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. In addition, we cannot assure you that the results of this litigation would not result in our business being significantly harmed.

   It is common in the PC manufacturing industry for patent, trademark and other intellectual property claims to be asserted against companies. We receive notices from time to time that our technology allegedly infringes on intellectual property rights held by others. As a result, we may be required to defend legal actions relating to allegedly protected technology. Various other lawsuits, claims and proceedings have been or may be asserted against us, including those related to product liability, intellectual property, environmental, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merit of the claim and could divert management's attention from our business. Moreover, the outcome of litigation cannot be predicted with certainty. Some lawsuits, claims or proceedings may be disposed of unfavorably to us.

Employees

   We operate with a minimal number of employees, significantly reducing our fixed cost base. As of June 30, 1999, we employed 49 people, including 8 in sales and marketing, 21 in operations and 20 in finance and accounting. None of our employees are represented by a labor union, and we have no collective bargaining agreements. We consider our relations with our employees to be good.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information with respect to our executive officers and directors as of August 18, 1999.

   Name                  Age                       Position
   ----                  ---                       --------
Stephen A. Dukker.......  46 President, Chief Executive Officer and Director

Steven H. Miller........  43 Vice President, Chief Financial Officer and Secretary

James L. Mertz..........  36 Vice President, Operations

Hong Soon Lee...........  39 Chairman of the Board

Chul Chung..............  39 Director

Lap Shun Hui............  43 Director

Jung Koh................  46 Director

Nathan Morton (1)(2)....  50 Director

C. Toms Newby, III           Director
 (1)(2).................  32

---------------------
(1) Member of the audit committee.
(2) Member of the compensation committee.

   Stephen A. Dukker has served as our President, Chief Executive Officer and a member of our board of directors since founding us in September 1998. From October 1997 through August 1998, Mr. Dukker was Senior Vice President of Merchandising and Operations of Computer City. Prior to that, Mr. Dukker was President of OPTi, a manufacturer of PC multimedia and core logic semiconductors, from January 1995 through September 1997. From May 1994 through October 1994, Mr. Dukker was President of Videologic, Inc. Mr. Dukker currently serves on the board of directors of OPTi and Digital Persona. Mr. Dukker attended the University of Chicago.

   Steven H. Miller has served as our Vice President, Chief Financial Officer and Secretary since June 1999. Mr. Miller was employed by Ingram Micro, Inc. from May 1992 through May 1999, most recently as Vice President and Controller. Mr. Miller is a CPA and received a B.A. in Economics from the University of California, Santa Barbara.

   James L. Mertz has served as our Vice President of Operations since September 1998. From August 1997 through September 1998, Mr. Mertz was Director of Build-to-Order and Private Label programs for Computer City. Previously, Mr. Mertz had served in various positions, including as a regional manager and a general manager, at Comp USA from October 1989 through August 1997.

   Hong Soon Lee has been Chairman of our board of directors since September 1998. Mr. Lee is currently President, Chief Executive Officer and a member of the board of directors of TriGem Computer and has served in various positions at TriGem Computer since June 1994. In addition, Mr. Lee has been a director of TriGem Corporation since July 1997. Mr. Lee received a B.S. from Korea University and a M.S. in Engineering from the Florida Institute of Technology.

   Chul Chung has been a member of our board of directors since September 1998. Mr. Chung also serves as Executive Vice President of Worldwide Operations for TriGem Computer, a position he has held since August 1997. From March 1989 through September 1997, Mr. Chung was President and Chief Executive Officer of Human Computer, a subsidiary of TriGem Computer. Mr. Chung received a B.S. from Seoul National University, and both a M.S. and Ph.D. from the Korea Advanced Institute of Science & Technology.

   Lap Shun Hui has been a member of our board of directors since September 1998. Mr. Hui is currently President and a member of the board of directors of KDS USA, a position he has held since June 1995. From January 1993 through June 1995, Mr. Hui was Chief Executive Officer of Orchestra Multisystems, a company that was acquired by KDS USA. Mr. Hui received a B.S. in Business from the State University of New York at Buffalo and a M.B.A. from McMaster University, Ontario, Canada.

   Jung Koh has been a member of our board of directors since our formation in September 1998. Mr. Koh also serves as Vice Chairman of Korea Data Systems Co., a position he has held since 1983. In addition, Mr. Koh has been a member of the board of directors of Du Go since 1983. Mr. Koh received a B.A. from Rhode Island College.

   Nathan Morton has been a member of our board of directors since August 1999. Mr. Morton is currently Chairman of both Buildnet, Inc. and Handtech.com, positions he has held since November 1998. In addition, Mr. Morton currently serves as Chairman of Starpower and as Senior Partner of Channel Marketing. From July 1997 through September 1998, Mr. Morton was Co-Chairman and Chief Executive Officer of Computer City. Prior to that, Mr. Morton served as President and Chief Executive Officer of Open Environment from March 1994 through February 1996. Mr. Morton has a B.A. from State University of New York at Buffalo.

   C. Toms Newby, III has been a member of our board of directors since August 1999. Mr. Newby is currently a General Partner at Technology Crossover Ventures, a position he has held since April 1996, and a member of the board of directors of Emerald Solutions, Inc. From 1994 through April 1996, Mr. Newby was an associate at Montgomery Securities in the Corporate Finance Technology Group. Mr. Newby received a B.S. from the University of North Carolina and a M.B.A. from Stanford University.

Board of Directors

   We currently have authorized seven directors. Our amended and restated certificate of incorporation filed in connection with this offering provides that the terms of office of the members of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management.

 Committees

   Our board of directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Morton and Newby. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee consists of Messrs. Morton and Newby. The compensation committee reviews the compensation and benefits of our employees and directors and makes recommendations to our board of directors.

 Compensation

   Directors do not receive cash compensation from us for the services they provide as directors, although non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings.

 Compensation Committee Interlocks and Insider Participation

   Prior to August 1999, our board of directors did not maintain a standing compensation committee, and the entire board participated in all decisions regarding compensation of our executive officers. In August 1999, the board formed the compensation committee and appointed Messrs. Morton and Newby as committee members. None of the members of the compensation committee is currently or has ever been at any time since our formation, one of our officers or employees. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Executive Officers

   Executive officers are appointed by our board of directors and serve until their successors are qualified and appointed. There are no family relationships among any of our directors or executive officers.

 Compensation

   The following table sets forth the compensation earned by our Chief Executive Officer during the year ended December 31, 1998. None of our other executive officers earned more than $100,000 during the year ended December 31, 1998.

                                                           Annual Compensation
                                                           --------------------
      Name and Principal Positions                          Salary     Bonus
      ----------------------------                         --------------------
      Stephen A. Dukker................................... $  96,923 $  126,000
       President and Chief Executive Officer

 Option Grants in Last Fiscal Year

   Our Chief Executive Officer, the only one of our executive officers named in the compensation table above, received no option grants in the year ended December 31, 1998.

Employment Agreements

   In June 1999, we entered into an employment agreement with Stephen A. Dukker, our President and Chief Executive Officer, which agreement was amended and restated in August 1999. The agreement provides for an annual base salary of $300,000 with a variable bonus. For the period from September 18, 1998 through June 30, 1999, the bonus was equal to $1 for each central processor unit shipped during the period. For the period July 1, 1999 through November 30, 1999, Mr. Dukker's bonus is a fully vested option to purchase 227,897 shares of our common stock at an exercise price of $1.61 per share. The agreement provides that if we terminate Mr. Dukker's employment without cause, if Mr. Dukker voluntarily terminates his employment after he is relocated, if his duties or benefits are materially reduced, or if his employment terminates because of death or disability, we must continue to pay his base salary and bonus through the term of the agreement which ends in September 2001.

Limitations on Directors' and Officers' Liability and Indemnification

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

   The limitation of a director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

   We have entered into indemnification agreements with each of our directors and intend to enter into indemnification agreements with each of our officers. The indemnification agreements contain or will contain, as applicable, provisions that require us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Stock Plans

 1998 Stock Plan

   Our 1998 stock plan was approved by our board of directors in September 1998. We have reserved a total of 3,200,000 shares of our common stock for issuance under the plan. The plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, including officers and directors, nonemployee directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, this plan will terminate automatically in 2008.

   Our 1998 stock plan is administered by our board of directors and, thus, the board determines the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise. In addition, the board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan.

   Options and stock purchase rights granted under our 1998 stock plan are not generally transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the plan must generally be exercised within three months of the end of optionee's status as our employee or consultant, or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's ten year term. In the case of stock purchase rights, unless the board determines otherwise, the agreement evidencing the grant shall provide that we have a repurchase option exercisable upon the voluntary or involuntary termination of his or her employment for any reason (including death or disability). In this event, the purchase price per share will be equal to the original price and may be paid by cancellation of his or her outstanding indebtedness to us, if any. Our repurchase option shall lapse at a rate determined by the board. The exercise price of any incentive stock options granted under this plan and any nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

   Our 1998 stock plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets, each option or right shall be assumed or an equivalent option or right substituted by the successor corporation. If the outstanding options or rights are not assumed or substituted, our board shall provide for the optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable for a period of 15 days from the date of such notice, and the option or stock purchase right will terminate upon the expiration of such period.

                           RELATED PARTY TRANSACTIONS

Relationship with TriGem Computer, TriGem Corporation, TriGem America, Korea Data Systems Co., Korea Data Systems America and KDS USA

   TriGem Computer, a Korean company, is the parent company of TriGem Corporation, a California corporation. Prior to this offering TriGem Corporation owned 28.5% of our outstanding common stock after giving effect to the conversion of all preferred stock outstanding or issuable upon regulatory approval. Hong Soon Lee, Chairman of our board of directors and one of our stockholders, is also the President, Chief Executive Officer and a member of the board of directors of TriGem Computer and a director of TriGem Corporation. Chul Chung, a member of our board of directors and one of our stockholders is also Executive Vice President of Worldwide Operations for TriGem Computer.

   Korea Data Systems Co., a Korean company, is the parent company of Korea Data Systems America. Prior to this offering Korea Data Systems America owned 28.2% of our outstanding common stock after giving effect to the conversion all outstanding Series A preferred stock. Jung Koh, a member of our board of directors and one of our stockholders also serves as Vice Chairman of Korea Data Systems Co.

   We have entered into a number of agreements, both written and verbal, with TriGem Computer, TriGem Corporation, TriGem America, Korea Data Systems Co., Korea Data Systems America and KDS USA. These agreements are described below.

 Trademark Assignment

   Under an agreement entered into on June 10, 1999 and amended on August 16, 1999, Korea Data Systems America transferred to us the trademark "E-MACHINES" for 419,538 shares of our common stock, which we issued to it on August 18, 1999. We agreed to license back to Korea Data Systems America use of the trademark solely in the Republic of Korea.

 Lease

   We lease approximately 147,000 square feet of office and warehouse space located at 14350 Myford Road, Irvine, California from the Irvine Company under a written lease entered into on November 30, 1998. Our monthly rent is approximately $84,000 subject to annual increases that will increase our rent in the fifth year of the lease to approximately $97,000. The lease terminates in 2004, subject to our right to extend the term. Our performance under the lease is guaranteed by Korea Data Systems America. Pursuant to a verbal agreement, we sublease approximately 48,000 square feet of this space to TriGem America, a subsidiary of TriGem Computer, for a monthly rental of approximately $27,000 increasing to approximately $32,000 over the term of the sublease.

 Subordinated Notes

   In connection with our initial capitalization, we issued a subordinate note payable to TriGem Corporation in the amount of $270,000 and a subordinated note payable to Korea Data Systems America in the amount of $290,000. See "Capitalization Agreements" for a description of our initial capitalization. The subordinated notes bear interest at 5.79% and are due on June 7, 2004. The subordinated notes may be prepaid without penalty at our option.

 Supply of PCs and Monitors

   We currently source all of our PCs and monitors that we sell from KDS USA, a company that is wholly-owned by Lap Shun Hui, a member of our board of directors and one of our stockholders. All of the these eTower PCs in turn are manufactured by TriGem Computer, the eOne PC is manufactured by Korea Data Systems Co. and all of our monitors are manufactured by Korea Data Systems Co. and by Jean Company, Ltd., an unaffiliated third party. KDS USA orders PCs for us through TriGem America, a wholly-owned subsidiary of TriGem Computer. We have no obligation to order, take minimum delivery or purchase at pre-negotiated prices from KDS USA, TriGem Computer or Korea Data Systems Co. Additionally, TriGem Computer and Korea Data Systems Co. have no contractual obligation to supply us with PCs and monitors.

 Inventory Purchases and Extended Payment Terms

   During the period from inception until December 31, 1998, we purchased an aggregate of approximately $71 million in PCs and monitors from TriGem Corporation and KDS USA. Pursuant to a verbal agreement with TriGem Corporation and Korea Data Systems Co., we financed our inventory purchases by extending payment of our accounts payable up to 90 days. Under a verbal agreement between us, TriGem Corporation, Korea Data Systems Co. and KDS USA, we transferred approximately $58 million of our accounts payable obligations as of December 31, 1998 to KDS USA. Pursuant to a verbal agreement with KDS USA, trade payables are subject to payment terms that allow us 90 days to pay and that provide a discount on PC payables proportional to the number of days that we pay early. The effective interest rate as of June 30, 1999 was a 10% annual rate. During the six month period ended June 30, 1999, we purchased an aggregate of $352.8 million in PCs and monitors from KDS USA. As of June 30, 1999, approximately $134.4 million in payables were outstanding to KDS USA. In connection with these inventory purchases, approximately $888,000 of finance charges was incurred for the period ended December 31, 1998, and $5 million of finance charges were incurred for the period ended June 30, 1999.

 Warranties and PC Repair Service

   Under a verbal agreement, TriGem Computer provides warranties to us on PCs sold for 14 months from shipment and provides PC repair services for PCs returned to us by our retail customers or PC buyers through its wholly-owned subsidiary TriGem America. We are assessed a $15 per unit service charge for the testing and repackaging of PC returns determined to be nondefective. If a PC is defective, we receive a credit of 15% of the purchase price of the PC from KDS USA.

   Under verbal agreements, Korea Data Systems Co. warrants its monitors for 18 months and Jean Company warrants its monitors for 36 months (parts and labor included).

 Cooperative Advertising Costs

   For the period from inception until December 31, 1998, TriGem Computer agreed to credit us $363,000 for cooperative advertising credits from component suppliers. In July 1999, this amount was offset against amounts due to KDS USA.

 Freight Costs

   For the period from inception until December 31, 1998, TriGem Computer agreed to credit us $173,000 in freight costs for products shipped to us from TriGem Computer. In July 1999, this amount was offset against amounts due to KDS USA.

Capitalization Agreements

   On June 10, 1999, pursuant to agreements reached in September 1998, we issued an aggregate of 77,600,000 shares of our common stock at a price per share of $0.03. Among the purchasers of our common stock were the following officers, directors and stockholders of more than 5% of our outstanding shares, and their immediate family members:

                                                                       Aggregate
                                                            Number of  Purchase
  Stockholder                                                 Shares     Price
  -----------                                               ---------- ---------
TriGem Corporation......................................... 29,200,000 $730,000


Korea Data Systems America................................. 28,400,000  710,000


Stephen A. Dukker..........................................  8,000,000  200,000


Chul Chung.................................................  2,400,000   60,000


Jung Koh...................................................  2,400,000   60,000


Hong Soon Lee..............................................  2,400,000   60,000


Hong Sun Lee...............................................  1,600,000   40,000


Lap Shun Hui...............................................  1,600,000   40,000


Dae Soo Koh................................................  1,600,000   40,000

   Hong Sun Lee is Hong Soon Lee's brother and Dae Soo Koh is Jung Koh's brother. Both Hong Sun Lee and Dae Soo Koh were members of our board of directors until August 1999 when they resigned in connection with the Series A preferred stock financing.

   Messrs. Dukker, Chung, Hui, Jung Koh, Dae Soo Koh, Hong Soon Lee and Hong Sun Lee paid for their shares with full recourse promissory notes. Each of the notes matures in June 2004 and bears interest until maturity at 5.79% per year. Each note is secured with the shares issued to each purchaser.

   On June 10, 1999, we also entered into a Shareholders Agreement with the above purchasers of our common stock. This agreement superseded an earlier agreement that had been entered into solely by two of our principal stockholders, TriGem Corporation and Korea Data Systems America, on April 1, 1999. The Shareholders Agreement terminated upon the closing of the sale of our Series A preferred stock in August 1999. When it was in effect, this Agreement provided for board review of significant business decisions, a voting agreement as to election of directors and a buy-sell agreement among TriGem Corporation and Korea Data Systems America. When it was in effect, it also provided for limited preferential supply arrangements with TriGem Computer and Korea Data Systems Co.

Series A Preferred Stock Financing

   On August 18, 1999, we sold an aggregate of 24,279,369 shares of our Series A preferred stock (including 5,560,776 shares issuable upon regulatory approval) at a price per share of $6.38.

   America Online, a stockholder of more than 5% of our outstanding shares prior to this offering, purchased 7,832,079 shares (including 5,560,776 shares issuable to America Online upon regulatory approval) for an aggregate price of $50.0 million. C. Toms Newby, III, one of our directors, is a managing member of Technology Crossover Management III, L.L.C., the general partner of TCV III
(GP), TCV III, L.P., TCV III (Q), L.P. and TCV III Strategic Partners. Entities affiliated with Technology Crossover Management III, L.L.C. purchased 3,602,757 shares for an aggregate price of approximately $23.0 million.

   In connection with the sale of our Series A preferred stock, we also entered into an Amended and Restated Rights and Restrictions Agreement with the purchasers of our preferred stock and all holders of our common stock. This agreement superseded a Rights and Restrictions Agreement entered into on June 10, 1999 with certain purchasers of our common stock. The Amended and Restated Rights and Restrictions Agreement includes the following key terms:

  . Demand Registration: At any time after six months following this offering, the holders of at least 50% of the shares of common stock issuable upon conversion of our Series A preferred stock can request that we register all or a portion of their shares, so long as the total offering price of the shares to the public is at least $15,000,000. We will be required to file only one registration statement in response to their demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12 month period if we determine that the filing would not be in the best interests of us and our stockholders.

  . Piggy-back Registration: If we register any securities for public sale, the holders of the shares of common stock and common stock issuable upon conversion of our Series A preferred stock will have the right to include their shares in the registration statement. However, this right does not apply to a registration statement relating to any of our employee benefit plans or a corporate reorganization. These registration rights expire three years after this offering is completed.

  . Form S-3 Registration: The holders not less than an aggregate of 25% of the shares of common stock and the common stock issuable upon conversion of our Series A preferred stock can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $2,500,000. These holders may only require us to file two registration statements on Form S-3 in any 12 month period and only three registration statements in all. We may postpone the filing of a registration statement for up to 120 days once in a 12 month period if we determine that the filing would be seriously detrimental to us and our stockholders.

  . Standoff: For 180 days after completion of this offering, or 90 days after a subsequent offering of our shares, a holder may not transfer shares without our consent or our underwriters' consent. This restriction is subject to our executive officers agreeing to the same restrictions and is to remain in effect for two years from the date of this offering.

  . Right of First Refusal: Before a holder may sell shares of our stock to a third party, the holder is required to notify us of the sale and the terms. We then have the right to purchase some or all of the shares on terms equal to or better than the terms offered to the third party.

  . Maintenance Right: Before selling additional shares of our stock, we are obligated to notify our stockholders of the proposed sale and the terms. Each stockholder then has the right to purchase, on the same terms, shares sufficient to maintain its existing ownership percentage.

  . Voting Arrangements: The stockholders agreed regarding how shares are voted in electing the board of directors and the terms and conditions under which the composition may be altered.

   Holders of Series A preferred stock have the right, subject to applicable legal or regulatory limitations, to purchase shares in the initial public offering up to an aggregate amount of $10 million. Each holder has the right to elect to purchase a pro-rata share of an amount of shares equal to $10,000,000 divided by the per share public offering price of this offering. A holder's pro-rata share is determined by dividing its shares of Series A preferred stock by the total amount of outstanding Series A preferred stock. Within five days after the date of the preliminary prospectus with respect to the initial public offering, we are required to send to holders a copy of the prospectus and a notice with respect to their right to purchase their pro-rata share. Holders that wish to purchase their pro-rata portion of shares will be required to respond to us within the time period specified in the notice.

   Upon completion of this offering, all outstanding shares of our preferred stock will be automatically converted into 24,279,369 shares (including the 5,560,776 shares of preferred stock issuable to America Online upon regulatory approval) of our common stock. The holders of our Series A preferred stock have registration rights with respect to the common stock issuable upon the conversion of the preferred stock as described above, and those rights are subject to the standoff provision. The right of first refusal, maintenance right and voting arrangement provisions of the Amended and Restated Rights and Restrictions Agreement terminate upon completion of this offering.

Relationship with America Online, Inc.

   In June 1999, we entered into a marketing agreement with America Online under which America Online will provide rebates to our PC buyers to significantly reduce the net effective price of our PCs. To obtain a rebate, our PC buyers must enter into an agreement with America Online to subscribe to America Online's CompuServe Internet access service over a predetermined period of time at a stated monthly fee. We will share in the payments made by subscribers to America Online for internet access. America Online purchased 2,271,303 shares of our Series A preferred stock on August 18, 1999, and has committed to purchase an additional 5,560,776 shares upon receipt of regulatory approval. See "Related Party Transactions--Series A Preferred Stock Financing." Additionally, we granted America Online a warrant to purchase shares of our common stock at an aggregate exercise price of $3.6 million. This warrant expires five years after the date of grant. The number of shares that may be purchased upon exercise of the warrant is equal to the aggregate exercise price divided by the greater of 1.25 times the initial offering price of our common stock or $7.98. If there is no successful completion of an initial public offering, the number of shares issuable upon exercise of the warrant is equal to the aggregate exercise price of the warrant divided by $11.82. Upon receipt of regulatory approval, we will issue America Online an additional warrant to purchase shares of common stock at an aggregate exercise price of $8.9 million under the same terms as the earlier warrant. The maximum number of shares that America Online may receive, subject to anti-dilution adjustments, upon exercise of its warrants is 1,566,219.

Option Grants to Executive Officers, Directors and Principal Stockholders

   Since inception in September 1998, we have granted to our executive officers and directors options for shares of common stock in the amounts indicated.

  . On September 28, 1998, we granted Jim Mertz an option for 80,000 shares of our common stock at an exercise price of $0.03 per share.

  . On June 15, 1999, we granted Steven H. Miller an option for 200,000 shares of our common stock at an exercise price of $3.75 per share.

  . On August 18, 1999, we granted Stephen A. Dukker an option for 227,897 shares of our common stock at an exercise price of $1.61 per share, which was issued in connection with our obligations under Mr. Dukker's employment agreement.

Employment and Indemnification Agreements

   We have entered into an employment agreement with our President and Chief Executive Officer, Stephen A. Dukker. See "Management--Employment Agreements." We have entered into agreements with each of our directors that provide for indemnification and intend to enter into indemnification agreements with our executive officers. See "Management--Limitations on Directors' and Officers' Liability and Indemnification."

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 18, 1999 and as adjusted to reflect the sale of common stock offered hereby by the following:

  . each stockholder known by us to own beneficially more than 5% of our common stock;

  . our President and Chief Executive Officer, the only one of our executive officers named in the compensation table;

  .  each member of our board of directors; and

  .  all members of our board of directors and executive officers as a group.

   As of August 18, 1999 there were 78,019,538 shares of our common stock outstanding. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by them, have sole voting power and investment power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after August 18, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. For purposes of computing the number of shares of common stock issuable upon conversion of preferred stock outstanding, as of August 18, 1999, we have assumed that all 24,279,369 shares of preferred stock are outstanding, including the 5,560,776 shares of preferred stock issuable to America Online upon regulatory approval not currently outstanding as of the date of this prospectus. Unless otherwise indicated below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for whom an address is not otherwise indicated is eMachines, Inc., 14350 Myford Road, Suite 100, Irvine, CA 92606.

                                                         Percentage of Shares
                                                              Outstanding
                                                        -----------------------
                                             Number of  Prior to
Name or Group of Beneficial Owners             Shares   Offering After Offering
----------------------------------           ---------- -------- --------------
TriGem Corporation.......................... 29,200,000   28.5%          %
 14350 Myford Road
 Irvine, CA 92606

Korea Data Systems America, Inc. ........... 28,819,538   28.2
 12300 Edison Way
 Garden Grove, CA 92841

America Online, Inc.(1).....................  8,889,340    8.7
 22000 AOL Way
 Dulles, VA 20166

Stephen A. Dukker(2)........................  8,227,897    8.0

C. Toms Newby, III(3).......................  3,602,757    3.5

Chul Chung..................................  2,400,000    2.3
 45-2 YOIDO
 Youngdeungpo Seoul, Korea

Jung Koh....................................  2,400,000    2.3
 Korea World Trade Center Bldg., Room #204
 159, Samsung-dong
 Kangnam-gu Seoul, Korea

                                                         Percentage of Shares
                                                              Outstanding
                                                        -----------------------
                                             Number of  Prior to
Name or Group of Beneficial Owners             Shares   Offering After Offering
----------------------------------           ---------- -------- --------------
Hong Soon Lee...............................  2,400,000    2.3
 45-2 YOIDO
 Youngdeungpo Seoul, Korea

Lap Shun Hui................................  1,600,000    1.6
 12350 Edison Way
 Garden Grove, CA 92841

Nathan Morton...............................        --       *

All directors and officers as a group (8
 persons)................................... 20,630,654   20.2%

---------------------
* Less than 1% of the outstanding shares of common stock.

(1) Includes 1,057,261 shares of common stock issuable (including 750,655 shares issuable pursuant to a warrant not outstanding as of the date of the prospectus, but to be issued upon regulatory approval) pursuant to the exercise of warrants at an assumed exercise price of $11.82 per share. See "Description of Capital Stock--Options and Warrants" for a discussion of the exercise price of these warrants.

(2) Includes 227,897 shares subject to options which are exercisable within 60 days of August 18, 1999.

(3) Includes 26,161 shares held by TCV III (GP), 124,263 shares held by TCV III, L.P., 3,302,768 shares held by TCV III (Q), L.P. and 149,565 shares held by TCV III Strategic Partners, L.P. Mr. Newby is a managing member of Technology Crossover Management III, L.L.C., the general partner of each of these entities and disclaims beneficial ownership of the shares held by these entities except with respect to his pecuniary interest.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the completion of this offering, we will be authorized to issue 250,000,000 shares of common stock, $0.0000125 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. The following description of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   As of August 18, 1999, there were 78,019,538 shares of common stock outstanding, after an eight-for-one stock split that occurred on August 13, 1999. These shares were held of record by approximately nine stockholders.
There will be     shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after August , 1999) after giving effect to the sale of our common stock in this offering. There are 757,097 shares issuable upon exercise of outstanding options, excluding shares of common stock issuable to America Online under their warrants. See "Description of Capital Stock--Options and Warrants" for a description of our outstanding grants. See "Management--Stock Plans" for a description of our stock plan.

   Dividend Rights. Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine.

   Voting Rights. Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We do not provide for cumulative voting of directors in our certificate of incorporation.

   No preemptive or similar rights. Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to conversion or redemption.

   Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   As of August 18, 1999, there were 24,279,369 shares of convertible Series A preferred stock outstanding (including 5,560,776 shares issuable to America Online upon regulatory approval) which were held of record by approximately 35 stockholders. All outstanding shares of Series A preferred stock and those shares of preferred stock issuable upon receipt of regulatory approval will be converted into an aggregate of 24,279,369 shares of common stock automatically upon completion of this offering.

   Upon completion of this offering, our board is authorized, without action by the stockholders, to issue 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each wholly unissued series and any of its qualifications, limitations or restrictions. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders of common stock will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

   Pursuant to an amended and restated rights and restrictions agreement we entered into with all holders of our common and preferred stock prior to this offering, the holders of these shares are entitled to rights with respect to the registration of these shares under the Securities Act as described below.

   Demand Registration Rights. At any time after six months following this offering, the holders of at least 50% of the shares of common stock issuable upon conversion of our Series A preferred stock can request that we register all or a portion of their shares, so long as the total offering price of the shares to the public is at least $15,000,000. We will be required to file only one registration statement in response to their demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12 month period if we determine that the filing would not be in the best interests of us and our stockholders.

   Piggyback Registration Rights. If we register any securities for public sale, the holders of the shares of common stock and common stock issuable upon conversion of our Series A preferred stock will have the right to include their shares in the registration statement. However, this right does not apply to a registration statement relating to any of our employee benefit plans or a corporate reorganization. These registration rights expire three years after this offering is completed.

   Form S-3 Registration Rights. The holders of not less than an aggregate of 25% of the shares of common stock and the common stock issuable upon conversion of our Series A preferred stock can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $2,500,000. These holders may only require us to file two registration statements on Form S-3 in any 12 month period and only three registration statements in all. We may postpone the filing of a registration statement for up to 120 days once in a 12 month period if we determine that the filing would be seriously detrimental to us and our stockholders.

   We will pay all of the expenses, except underwriters' and brokers' discounts and commissions, incurred in connection with the demand registrations and piggyback registrations described above. The participating holders will bear all expenses incurred in connection with the exercise of their Form S-3 registration rights.

   The registration rights described above will expire with respect to a particular stockholder if it can sell all of its shares in a three month period following this offering under Rule 144 of the Securities Act.

Options and Warrants

   As of June 30, 1999, options to purchase 609,200 shares of common stock were outstanding and subject to our 1998 stock plan. An additional 2,590,800 shares are authorized to be issued under the plan. See "Management--Stock Plans." As a bonus for the period from July 1, 1999 through November 30, 1999, Mr. Dukker was granted a fully vested option to purchase 227,897 shares of our common stock at an exercise price of $1.61 per share. We have also issued a warrant to purchase shares of common stock at an aggregate exercise price of $3.6 million in connection with a marketing agreement with America Online. See "Related Party Transactions--Relationship with America Online, Inc." for a description of the marketing agreement. The number of shares that may be purchased upon exercise of the warrant is equal to the aggregate exercise price divided by the greater of 1.25 times the initial offering price of our common stock or $7.98. If there is no successful completion of an initial public offering, the number of shares issuable upon exercise of the warrant is equal to the aggregate exercise price of the warrant divided by $11.82. This warrant will remain outstanding after the completion of the offering until August 18, 2004, unless sooner exercised. We will issue America Online an additional warrant to purchase shares of common stock at an aggregate exercise price of $8.9 million upon receipt of regulatory approval on the same terms as the earlier warrant. The maximum number of shares that America Online may receive, subject to anti-dilution adjustments, upon exercise of its warrants is 1,566,219.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

 Delaware Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets with any "interested stockholder," meaning a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

  . the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

 Charter and Bylaw Provisions

   Our certificate of incorporation and bylaws will provide, subject to appropriate corporate action, that:

  . following the completion of this offering, stockholders may not act by written consent without a meeting;

  . following the completion of this offering, stockholders may not call special meetings of the stockholders; and

  . our board of directors will be divided into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms, and directors may only be removed for cause.

   In addition, our certificate of incorporation does not provide for cumulative voting. We also indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with the takeover defense measures.

   These provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us, including takeover attempts that might result in a premium over the market price for the shares of our common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is     .

Nasdaq Stock Market National Market Listing

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "EEEE."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have     shares of common stock
outstanding based on shares outstanding as of     , 1999. Of these shares, the
    shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by "affiliates" as that term is used under the Securities Act and the Regulations promulgated thereunder.

   Of these shares, the remaining      shares were sold by us in reliance on
exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

  .  beginning 90 days after the effective date,     shares will become
     eligible for sale, subject to the provisions of Rules 144 and 701;

  .  beginning 180 days after the effective date,     additional shares will
     become eligible for sale, subject to the provisions of Rules 144, 144(k) or 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders;

  .  beginning on     , 1999, the remaining    shares will become eligible
     for sale, subject to the provisions of Rule 144.

   Beginning 180 days after the date of this prospectus, approximately additional shares subject to vested options as of the date of completion of this offering will be available for sale subject to compliance with Rule 701 and upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders. Any shares subject to lock up agreements may be released at any time without notice by the underwriters.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then
outstanding shares of common stock (approximately     shares immediately after
this offering), or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

   Any of our employees, officers or directors of or consultant who purchased his or her shares prior to the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public-information, holding- period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the date of completion of this offering. However, we and our officers, directors and stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

   As soon as practicable after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 1998 stock plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

   Prior to this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated      , 1999 we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
                               Underwriter                             of Shares
                               -----------                             ---------
   Credit Suisse First Boston Corporation.............................
   BancBoston Robertson Stephens Inc..................................
   Hambrecht & Quist LLC..............................................
   Salomon Smith Barney Inc...........................................

                                                                          ---
     Total............................................................
                                                                          ===

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to     additional shares at the initial public offering price
less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                              Per Share             Total
                                         ------------------- -------------------
                                          Without    With     Without    With
                                           Over-     Over-     Over-     Over-
                                         allotment allotment allotment allotment
                                         --------- --------- --------- ---------
   Underwriting Discounts and
   Commissions paid by us...............  $         $         $         $
   Expenses payable by us...............  $         $         $         $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We and our executive officers, directors and certain other of our security holders have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering
price (1) up to     shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in
purchasing common stock in this offering and (2) up to an additional     shares
for the holders of our preferred stock in connection with a pre-existing contractual right between us and those holders. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "EEEE."

   In August 1999, we issued an aggregate of 24,279,369 shares of our Series A preferred stock (including 5,560,776 not outstanding as of the date of this prospectus that are issuable to America Online upon regulatory approval) at a per share price of $6.83 in a private placement. Credit Suisse First Boston Corporation acted as the placement agent for this private placement, and it received a customary fee for its services. In addition, Merchant Capital, Inc., an affiliate of Credit Suisse First Boston Corporation, purchased 156,641 shares of Series A preferred stock.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include: the information in this prospectus and otherwise available to the underwriters; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and (iii) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

                                    EXPERTS

   The financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                eMachines, Inc.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report .............................................. F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statements of Stockholders' Equity (Deficiency)............................ F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of eMachines, Inc.

   We have audited the accompanying balance sheet of eMachines, Inc. (the "Company") as of December 31, 1998 and the related statements of operations, stockholders' equity (deficiency) and cash flows for the period September 18, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and the results of its operations and its cash flows for the period September 18, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Los Angeles, California

August 23, 1999
                                eMachines, Inc.

                                 BALANCE SHEETS

                December 31, 1998 and June 30, 1999 (unaudited)

                             (dollars in thousands)

                                                       December 31,  June 30,
                                                           1998        1999
                                                       ------------ -----------
                                                                    (unaudited)
                        ASSETS
Current assets:
  Cash................................................   $ 3,791     $ 10,911
  Accounts receivable, less allowances ($239 and
   $8,972 at December 31, 1998 and June 30, 1999,
   respectively)......................................    43,303      122,609
  Inventories.........................................    12,270       22,225
  Prepaid and other current assets....................       127        2,626
                                                         -------     --------
    Total current assets..............................    59,491      158,371
Property and equipment, Net (Note 3)..................       268        1,449
Other assets..........................................       252          493
                                                         -------     --------
                                                         $60,011     $160,313
                                                         =======     ========
       LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Trade payables-related party (Note 8)...............   $57,785     $134,438
  Accounts payable....................................       327        4,235
  Accrued rebates.....................................     1,838       18,372
  Accrued expenses and other current liabilities......       852        7,828
                                                         -------     --------
    Total current liabilities.........................    60,802      164,873
                                                         -------     --------
Subordinated notes payable to stockholders (Note 4)...       560          560
                                                         -------     --------
Commitments and contingencies (Note 7)................

Stockholders' deficiency (Notes 5 and 9):
  Preferred stock, $.01 par value; 50,000,000 shares
   authorized; no shares outstanding..................       --           --
  Common stock, $.0000125 par value; 250,000,000
   shares authorized; 77,600,000 shares outstanding at
   December 31, 1998 and June 30, 1999................         1            1
  Additional paid-in capital..........................     2,527        3,765
  Unearned stock compensation.........................      (577)      (1,675)
  Notes receivable from stockholders..................      (500)        (500)
  Accumulated deficit.................................    (2,802)      (6,711)
                                                         -------     --------
    Total stockholders' deficiency....................    (1,351)      (5,120)
                                                         -------     --------
                                                         $60,011     $160,313
                                                         =======     ========

                See accompanying notes to financial statements.

                                eMachines, Inc.

                            STATEMENTS OF OPERATIONS

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)

                (dollars in thousands, except share information)

                                                      Period from
                                                     September 18,      Six
                                                          1998        Months
                                                     (inception) to    Ended
                                                      December 31,   June 30,
                                                          1998         1999
                                                     -------------- -----------
                                                                    (unaudited)
Net revenues.......................................    $   58,283   $  351,313
Cost of revenues...................................        58,088      338,790
                                                       ----------   ----------
  Gross profit.....................................           195       12,523
Operating expenses:
  Sales and marketing..............................           840        5,517
  Customer service and technical support...........           269        2,522
  General and administrative.......................           988        3,293
  Stock-based compensation (Note 5)................            11          140
                                                       ----------   ----------
    Total operating expenses.......................         2,108       11,472
                                                       ----------   ----------
Income (loss) from operations......................        (1,913)       1,051
Financing charges and interest expense, net (Notes
 4 and 8)..........................................          (889)      (4,960)
                                                       ----------   ----------
Net loss...........................................    $   (2,802)  $   (3,909)
                                                       ==========   ==========
Basic and diluted net loss per common share........    $    (0.04)  $    (0.05)
                                                       ==========   ==========
Shares used in computing basic and diluted net loss
 per common share..................................    77,600,000   77,600,000
                                                       ==========   ==========



                See accompanying notes to financial statements.

                                eMachines, Inc.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)

                (dollars in thousands, except share information)

                            Common Stock    Additional   Unearned
                          -----------------  Paid-in      Stock       Notes    Accumulated
                            Shares   Amount  Capital   Compensation Receivable   Deficit    Total
                          ---------- ------ ---------- ------------ ---------- ----------- -------
Balance, at September
 17, 1998...............         --    --        --          --         --           --        --
 Capital Contributions
  (Note 5)..............  77,600,000  $  1    $1,939         --       $(500)         --    $ 1,440
 Compensatory stock
  options...............         --    --        588     $  (588)       --           --        --
 Amortization of
  unearned stock
  compensation..........         --    --        --           11        --           --         11
 Net loss...............         --    --        --                              $(2,802)   (2,802)
                          ----------  ----    ------     -------      -----      -------   -------
Balance, at December 31,
 1998...................  77,600,000     1     2,527        (577)      (500)      (2,802)   (1,351)
 Compensatory stock
  options*..............         --    --      1,238      (1,238)       --           --        --
 Amortization of
  unearned stock
  compensation*.........         --    --        --          140        --           --        140
 Net loss*..............         --    --        --          --         --        (3,909)   (3,909)
                          ----------  ----    ------     -------      -----      -------   -------
Balance, at June 30,
 1999*..................  77,600,000  $  1    $3,765     $(1,675)     $(500)     $(6,711)  $(5,120)
                          ==========  ====    ======     =======      =====      =======   =======

---------------------
* Unaudited



                See accompanying notes to financial statements.

                                eMachines, Inc.

                            STATEMENTS OF CASH FLOWS

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)

                             (dollars in thousands)

                                                      Period from
                                                     September 18,      Six
                                                          1998        Months
                                                     (inception) to    Ended
                                                      December 31,   June 30,
                                                          1998         1999
                                                     -------------- -----------
                                                                    (unaudited)
Cash flows from operating activities:
  Net loss..........................................    $ (2,802)    $ (3,909)
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
    Provision for bad debts, sales returns and sales
     incentives.....................................         239        8,733
    Depreciation....................................          30          103
    Stock-based compensation expense................          11          140
    Changes in operating assets and liabilities:
      Accounts receivable...........................     (43,542)     (88,039)
      Inventories...................................     (12,270)      (9,955)
      Prepaid and other current assets..............        (127)      (2,499)
      Trade payables-related party..................      57,785       76,653
      Accounts payable..............................         327        3,908
      Accrued rebates...............................       1,838       16,534
      Accrued expenses and other current
       liabilities..................................         852        6,976
                                                        --------     --------
        Net cash provided by operating activities...       2,341        8,645
                                                        --------     --------
Cash flows from investing activities:
  Acquisition of property and equipment.............        (298)      (1,284)
  Other assets......................................        (252)        (241)
                                                        --------     --------
        Net cash used in investing activities.......        (550)      (1,525)
                                                        --------     --------
Cash flows from financing activities:
  Issuance of common stock..........................       1,440          --
  Issuance of subordinated notes payable to
   stockholders.....................................         560          --
                                                        --------     --------
        Net cash provided by financing activities...       2,000          --
                                                        --------     --------
Net increase in cash................................       3,791        7,120
Cash, beginning of period...........................         --         3,791
                                                        --------     --------
Cash, end of period.................................    $  3,791     $ 10,911
                                                        ========     ========
Supplemental disclosure of cash flow information:
  Issuance of common stock in exchange for notes
   receivable.......................................    $    500          --
                                                        ========     ========

                See accompanying notes to financial statements.

                                eMachines, Inc.

                         NOTES TO FINANCIAL STATEMENTS

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)

                    (in thousands, except share information)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

   eMachines, Inc. (the "Company"), a Delaware corporation, was incorporated in September 1998 to market and distribute low-priced personal computers ("PCs"). The Company is 37.6% and 36.6% owned by TriGem Corporation ("TriGem") and Korea Data Systems (America) Inc. ("KDS America"), respectively. The Company is headquartered in Irvine, California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Unaudited Interim Financial Information--The interim financial information as of June 30, 1999 and for the six months ended June 30, 1999 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to credit risk are principally bank deposits and accounts receivable. Cash is deposited with high credit quality financial institutions. Accounts receivable are derived from net revenues earned from retail customers in the United States and are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company's sales are concentrated in the U.S. retail channel and, as a result, the Company maintains individually significant receivable balances with certain retailers. While the Company frequently monitors and manages this risk, financial difficulties on the part of one or more of the Company's retail customers may have a material adverse effect on the Company. For the period from September 18, 1998 (inception) to December 31, 1998, Office Depot, Best Buy, Inc., and MicroCenter accounted for 31%, 24% and 15% of gross revenues, respectively. These customers accounted for approximately 30%, 24% and 10% of total accounts receivable at December 31, 1998, respectively. For the sixth months ended June 30, 1999, Office Depot, Circuit City, Best Buy, Inc., and MicroCenter accounted for 25%, 17%, 18% and 10%, of gross revenue, respectively. These customers accounted for approximately 28%, 16%, 26% and 6% of total accounts receivable at June 30, 1999, respectively.

   Financial Instruments--The Company's financial instruments include notes receivable from stockholders and subordinated notes payable to stockholders. At December 31, 1998, the fair values of these instruments cannot be determined due to their related party nature.

   Inventories--Inventories consist principally of personal computers and monitors and are stated at the lower of cost, determined by the moving average method, or market.

   Property and Equipment--Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)


   Revenue Recognition, Returns and Sales Incentives--Revenue on product sales is recognized upon shipment. Revenue is recorded net of allowances for rebates and other sales incentives. The allowances for sales returns, rebates and other sales incentives are accrued concurrently with the recognition of revenue. Products are sold to customers under a limited one-year warranty against material defects, which period is covered by the terms provided to the Company by the product's manufacturer, a related party (see Note 8).

   Equity-Based Compensation--The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock options issued to nonemployees in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

   Income Taxes--The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred income tax liabilities and assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and assets are determined based on the temporary difference between the financial statement and income tax basis of assets and liabilities using presently enacted tax rates in effect. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts that are more likely than not to be realized.

   Net Loss Per Share--The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share" which requires dual presentation of basic earnings per share ("EPS") and diluted EPS. Basic EPS is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares and potentially dilutive shares outstanding during the period. Potential common shares consist of shares issuable upon the exercise of stock options (using the treasury stock method). Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

   At December 31, 1998 and June 30, 1999, the Company had 270,000 and 609,200 common stock purchase options outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive.

   Effects of Recent Accounting Pronouncements--In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources, and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company had no comprehensive income items to report for the period from September 18, 1998 (inception) to December 31, 1998 and the six months ended June 30, 1999. The Company currently operates one reportable segment under SFAS No. 131. Adoption of these statements at our inception did not impact the Company's financial position, results of operations or cash flows.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)


   In June 1998, SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities" was released. The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. The Company is required to implement the statement in the first quarter of fiscal 2001. The Company has not used derivative instruments and believes the impact of adoption of this statement will not have a significant effect on the financial statements.

3. PROPERTY AND EQUIPMENT

   Property and equipment, net consists of:

                                                   Useful  December 31, June 30,
                                                    Lives      1998       1999
                                                   ------- ------------ --------
      Furniture and office equipment.............. 5 years     $ 27      $  414
      Computers and information systems........... 5 years      271         595
      Machinery and equipment..................... 5 years                  324
      Leasehold improvements...................... 5 years                  249
                                                               ----      ------
                                                                298       1,582
      Accumulated depreciation....................              (30)       (133)
                                                               ----      ------
      Property and equipment, net.................             $268      $1,449
                                                               ====      ======

4. SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS

   On December 18, 1998, the Company issued subordinated notes payable to TriGem and KDS America, both stockholders of the Company (see Note 8), in the amount of $270 and $290, respectively, bearing interest at 5.79%. Commencing November 30, 1999, interest payments are due each May 31 and November 30. Principal and any unpaid interest are due on June 7, 2004. The notes may be prepaid at the Company's option without penalty.

5. STOCKHOLDERS' EQUITY

   In June of 1999, the stockholders of the Company formally executed a stock purchase agreement that defines the terms and conditions of the Company's initial capitalization. The stock purchase agreement memorializes the binding verbal agreements under which the stockholders of the Company had been operating since inception. The Company issued 77,600,000 shares of common stock for an aggregate purchase price of $1,940. Of the total, $500 is evidenced by promissory notes, which bear interest at an annual rate of 5.79% and are due on June 7, 2004. The notes are collateralized by a pledge of the Company's common stock and are full recourse notes. All shares issued in connection with the stock purchase agreement have been treated as issued and outstanding since incorporation.

   Stock Option Plans--The Company has a stock option plan (the "Plan") under which employees, consultants and directors may be granted options to purchase common stock up to an aggregate of 3,200,000 shares. Options are generally granted at not less than the fair market value at grant date, vest over five years, and expire ten years after the grant date. When the exercise price of employee stock options issued under the
                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)

Plan equals the fair value of the underlying stock on the date of grant, no compensation expense is recorded. Compensation expense is recognized for the fair value of options granted to nonemployees and to the extent the fair value of the underlying stock exceeds the exercise price of employee stock options. The fair value of options granted to nonemployees during the period from September 18, 1998 (inception) to December 31, 1998 was not significant. There were no options granted to nonemployees during the six month period ended June 30, 1999. During the period from September 18, 1998 (inception) to December 31, 1998, and the six month period ended June 30, 1999, the Company issued employee common stock options with exercise prices less than the fair value of its underlying common stock. The fair value of the common stock, based upon securities transactions entered into by the Company with certain unrelated third parties, was $6.38 per share for the respective periods. Accordingly, the Company recorded $588 and $1,238 as the intrinsic value of such options. Stock-based compensation of $11 and $140 was amortized to expense during the period from September 18, 1998 (inception) to December 31, 1998 and the six months ended June 30, 1999, respectively. At December 31, 1998 and June 30, 1999 the Company had $577 and $1,675, respectively, in deferred stock compensation related to these options, which will be amortized to expense through 2004.

   A summary of option transactions under the Plan follows:

                                                         Weighted-
                                                          Average    Range of
                                                Number   Exercise    Exercise
                                               of Shares   Price      Prices
                                               --------- --------- -------------
   Granted during 1998........................  270,000    $0.06   $0.03 - $0.13
                                                -------
   Outstanding, December 31, 1998.............  270,000    $0.06   $0.03 - $0.13
   Granted....................................  339,200    $2.75   $1.25 - $3.75
                                                -------
   Outstanding, June 30, 1999.................  609,200    $1.56   $0.03 - $3.75
                                                =======

   As of June 30, 1999, there were 2,590,800 shares available for future grant.

   Additional information regarding options outstanding as of June 30, 1999 is as follows:

                                                 Outstanding Options as of
                                                       June 30, 1999
                                              --------------------------------
                                                                   Weighted-
                                                        Weighted-   Average
                                                         Average   Remaining
                                               Number   Exercise  Contractual
   Range of Exercise Prices                   of Shares   Price   Life (years)
   ------------------------                   --------- --------- ------------
   $0.03.....................................  176,000    $0.03       9.2
   $0.13.....................................  121,600     0.13       9.4
   $1.25.....................................   96,400     1.25       9.8
   $3.75.....................................  215,200     3.75       9.9
                                               -------
                                               609,200    $1.56       9.6
                                               =======

   There were no options exercisable at June 30, 1999.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)


   Accounting for Stock-Based Compensation--As permitted under SFAS No. 123, the Company has elected to follow APB Opinion No. 25 and related Interpretations in accounting for stock-based awards to employees. Pro forma information regarding net income and earnings per share is required by SFAS No.
123. This information is required to be determined as if the Company had accounted for its stock-based awards to employees under the fair value method of that statement. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the period from September 18, 1998 (inception) through December 31, 1998 and the six months ended June 30, 1999: risk-free interest rates of 4.4 percent and 5.2 percent, expected lives of five years for both periods, and volatility and dividend yield of zero for both periods.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The weighted-average estimated fair value of employee stock options granted during period from September 18, 1998 (inception) to December 31, 1998 and the six months ended June 30, 1999 was $4.41 and $4.27 per share, respectively.

   For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. Had the Company accounted for its stock-based awards to employees under the fair value method prescribed by SFAS No. 123, the net loss reported during the period from September 18, 1998 (inception) through December 31, 1998 and the six months ended June 30, 1999 would have been increased by approximately $3 and $26, respectively, and there would have been no impact on reported earnings per share.

6. INCOME TAXES

   The Company's deferred income tax assets are comprised of the following:

                                                                    December 31,
                                                                        1998
                                                                    ------------
      Reserves not recognized for income tax purposes..............   $   169
      Accrued expenses.............................................       844
      Net operating loss carryforwards.............................       168
      Valuation allowance..........................................    (1,181)
                                                                      -------
      Net deferred income tax assets...............................   $   --
                                                                      =======

   The Company established a 100% valuation allowance at December 31, 1998 and June 30, 1999 due to the uncertainty of realizing future income tax benefits from its net operating loss carryforwards and other deferred income tax assets.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)


   The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                                 Period from
                                                              September 18, 1998
                                                                (inception) to
                                                              December 31, 1998
                                                              ------------------
      Tax computed at federal statutory rate.................       (35.0)
      State taxes and other..................................         0.8
      Increase in valuation allowance........................        34.2
                                                                    -----
      Total..................................................         -- %
                                                                    =====

   At December 31, 1998, the Company had net operating loss carryforwards of approximately $427 and $214 for federal and state income tax purposes, respectively. These losses will expire in 2018 for federal income tax purposes and 2003 for state income tax purposes.

7. COMMITMENTS AND CONTINGENCIES

   Operating Leases--The Company leases its corporate office and warehouse space under an operating lease expiring in 2004. The lease, which is guaranteed by KDS America, a stockholder, is renewable at the Company's option for an additional five-year term. Future minimum rental commitments under the lease agreement as of December 31, 1998, excluding sublease rentals, are as follows:

      1999............................................................... $  891
      2000...............................................................  1,099
      2001...............................................................  1,149
      2002...............................................................  1,187
      2003...............................................................  1,170
      2004...............................................................    194
                                                                          ------
                                                                          $5,690
                                                                          ======

   Rental expenses under operating leases during the period from September 18, 1998 (inception) to December 31, 1998 and the six months ended June 30, 1999 amounted to approximately $6 and $285, respectively.

   The Company subleases a portion of its warehouse space to TriGem America Corporation, a related party (see Note 8). The total minimum rentals to be received in the future under the sublease, which expires in 2004, amounted to $1,738 as of June 30, 1999. Sublease rental income during the six-month period ended June 30, 1999, amounted to approximately $93.

 Legal Proceedings

   In July 1999, Compaq Computer Corporation filed a complaint against the Company, TriGem Computer Inc., TriGem America Corporation and Korea Data Systems as defendants in the U.S. District Court for the Southern District of Texas based on the defendant's alleged infringement of 13 patents held by Compaq related
                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)

to improved system processing speed, enhanced video graphics, peripheral compatibility and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. The Company and its legal counsel are currently in the process of assessing the complaint. As a result, the Company is currently unable to estimate the total expenses, possible loss or range of loss that may be ultimately connected with these allegations.

   In August 1999, Apple Computer, Inc. filed a complaint against the Company as a defendant in the U.S. District Court for the Northern District of California based on the Company's alleged unfair and unauthorized use of the design and trade dress of the iMac computer. The complaint seeks a constructive trust of profits from sales of the Company's eOne PC, treble damages, a preliminary and permanent injunction from further distribution of the Company's eOne PC, attorneys' fees and punitive damages. The Company and its legal counsel are currently in the process of assessing the complaint. As a result, the Company is currently unable to estimate the total expenses, possible loss or range of loss that may be ultimately connected with these allegations.

   Employment Agreement--In August 1999, the Company entered into an amended and restated employment agreement with its President and Chief Executive Officer, who is also a stockholder. Under the terms of the agreement the Company is obligated for a three-year term, commencing September 18, 1998, to pay the executive officer a minimum annual salary of $300 and an annual bonus. From September 18, 1998 through June 30, 1999, the bonus was equal to $1 for each CPU unit (dollars not in thousands) shipped. For all services rendered by the executive from July 1, 1999 through November 30, 1999, the Company is obligated to grant the executive an option to purchase 227,897 shares of the Company's common stock at an exercise price of $1.61 per share, which is less than the fair value of the underlying common stock. The fair value of the common stock based upon securities transactions entered into by the Company with certain unrelated third parties, was $6.38 per share at the time the Company became obligated to grant the option. Accordingly, in August 1999 the Company recorded $1,100 as the intrinsic value of the options, which will be expensed in the third quarter of 1999. Approximately $126 and $700 of bonus expense under the employment agreement is reflected in the accompanying statements of operations for the period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999, respectively.

8. RELATED PARTIES

   Related Party Balances and Transactions--Two of the Company's major stockholders, TriGem and KDS America, are the wholly owned subsidiaries of Korean companies; TriGem Computer Inc. ("TriGem Computer") and Korea Data Systems Co. Ltd. ("KDS Ltd."), respectively. During the period from
September 18, 1998 (inception) through June 30, 1999, all of the Company's eTower PCs were manufactured by TriGem Computer. In August 1999, the Company introduced the eOne PC which is manufactured by KDS Ltd. All of the monitors sold by the Company are either manufactured by KDS Ltd., or supplied by KDS Ltd. through its relationship with Jean Company Ltd. ("Jean"), an unrelated third party. During the period from September 18, 1998 (inception) to December 31, 1998, the Company purchased its PCs and monitors from TriGem America Corporation ("TriGem America"), another wholly owned subsidiary of TriGem Computer, and Korea Data Systems (USA), Inc. ("KDS USA"), respectively. Under an agreement between the Company, TriGem America, KDS Ltd., Jean, and KDS USA, $57,785 of the Company's accounts payable obligations as of December 31, 1998 to TriGem America, KDS Ltd., and Jean, collectively, were transferred to KDS USA. KDS USA is wholly owned by a Board member of the Company.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)

During the six months ended June 30, 1999, the Company purchased its PCs and monitors directly from KDS USA. The Company has no obligation to order, take minimum delivery or purchase at pre-negotiated prices from TriGem Computer or KDS Ltd., including their subsidiaries and affiliates.

   Since its inception in September 1998, through the six months ended June 30, 1999, the Company operated under various arrangements with TriGem Computer, TriGem America, KDS Ltd., and KDS USA. The following is a summary of these arrangements:

     Inventory Purchases and Extended Payment Terms--During the period from September 18, 1998 (inception) to December 31, 1998 and the six months ended June 30, 1999, the Company purchased $70,989 and $352,764, respectively, of inventories from TriGem Corporation and KDS USA, collectively, under extended payment terms which resulted in an effective interest rate of 12% from September 18, 1998 (inception) through March 31, 1999 and 10% from April 1, 1999 through June 30, 1999. As of December 31, 1998 and June 30, 1999, payables of approximately $57,785 and $134,438, respectively, were outstanding to KDS USA. Approximately $888 and $4,969 of finance charges were incurred in connection with the inventory purchases.

     PC Repair Service--The Company has an arrangement with TriGem America to provide PC repair services for PCs returned to the Company by its customers. Under the terms of the arrangement, the Company is assessed a $15 per unit service charge (dollars not in thousands) for the testing and repackaging of PC returns determined to be nondefective. For the period from September 18, 1998 (inception) to December 31, 1998 and the six months ended June 30, 1999, these charges, which are included in cost of revenues, amounted to approximately $43 and $634, respectively. Approximately $43 and $672 of accrued service charges from TriGem America are included in accrued expenses and other current liabilities as of December 31, 1998 and June 30, 1999.

   Trademark Assignment Agreement--Under an agreement entered into on June 10, 1999, and amended on August 16, 1999, KDS America transferred to the Company the trademark "E-MACHINES" for 419,538 shares of the Company's common stock, which the Company issued to KDS America on August 18, 1999. In connection with the agreement the Company agreed to license KDS America use of the trademark in the Republic of Korea.

9. SUBSEQUENT EVENTS

   America Online Agreement--In June 1999, a Marketing Agreement with America Online, Inc. ("AOL") was executed whereby the Company agreed to pre-install and distribute America Online's AOL and CompuServe services or other AOL products and services on the Company's PCs. The agreement also provides for an Internet Service Provider ("ISP") rebate program. Under the terms of this agreement, consumers who purchase the Company's PCs and enter into a three-year Internet service contract with AOL's CompuServe service are eligible to receive an ISP rebate directly from AOL of up to $400. The Marketing Agreement expires in June 2004 and contains an additional five-year renewal option.

   Stock Split -- In July 1999, the Board of Directors authorized an eight-for-one stock split that became effective on August 13, 1999 and an increase in the authorized shares of its common stock to 200,000,000 shares. In conjunction with the stock split, the par value of the common stock was reduced from $.0001 to $.0000125. All references in the accompanying consolidated financial statements to number of shares,
                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)

sales prices and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding. In addition, stockholders' equity has been restated to give retroactive recognition to the stock split by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split.

   Preferred stock--In August 1999, the Board of Directors amended the Company's certificate of incorporation to authorize the Company to issue two classes of stock, to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is three hundred million (300,000,000) shares. Two hundred fifty million (250,000,000) shares ("Shares") shall be Common Stock, par value $0.0000125 per share, and fifty million (50,000,000) shares shall be preferred stock, par value $0.01 per share. Of the authorized shares of Preferred Stock, a total of twenty-five million (25,000,000) shares shall be designated Series A Preferred Stock ("Series A Preferred"). On August 18, 1999 the Company issued 24,279,369 shares of Series A Preferred Stock (including 5,560,776 shares issuable upon regulatory approval) for proceeds of $146,660 (net of approximately $8,335 in offering costs). The amended certificate of incorporation and bylaws authorize the Board of Directors to designate preferred stock with special rights, including voting and dividend rights, that could make it more difficult for a third party to acquire the Company, including takeover attempts that might result in a premium over the market price for shares of the Company's common stock. The Company's charter documents also eliminate the right of stockholders to call a special meeting of stockholders, require stockholders to comply with advance notice requirements before raising a matter at a meeting of stockholders and eliminate the ability of stockholders to take action by written consent. The significant terms of the Series A Preferred Stock include:

     Conversion--The Series A Preferred Stock is convertible, at the option of the holder, at the conversion rate then in effect, at any time after issuance of such share. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share of Preferred Stock immediately upon the earlier of (i) the closing an underwritten firm commitment public offering of the Company's Common Stock yielding gross proceeds to the Company (prior to expenses and underwriting commissions) in excess of $30,000 and at a price per share greater than 133% of the Series A Preferred Stock original issuance price per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), and (ii) the election to convert all Preferred Stock into Common Stock by holders of at least a majority of the then outstanding shares of Preferred Stock. The initial conversion rate is one-to-one and is subject to adjustment based upon subdivisions or combinations of Common Stock and certain dividends, distributions and common stock equivalents.

     Mandatory Redemption--The Company shall offer to redeem the unconverted shares of Series A Preferred Stock outstanding on January 1, 2004, reduced by the number of shares converted into Common Stock after January 1, 2004 through the date of redemption, as follows:

              Cumulative
              Redemption               Redemption
              Percentage                  Date
              ----------               -----------
               33.3%.................. August 2004
               66.7%.................. August 2005
              100.0%.................. August 2006

     The redemption price is payable in cash and is equal to the sum of the original issue price plus cumulative but unpaid dividends. If any portion of the redemption amount is not paid by the Company on
                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the six months ended June 30, 1999 (unaudited)
                    (in thousands, except share information)

  the redemption date, dividends will continue to accrue on the shares tendered for redemption and late fees will accrue at an annual rate of 15% until the entire redemption amount is paid.

     Liquidation Preference--In the event of the liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock will be entitled to receive, in preference to the holders of Common Stock, the amount of $6.38 per share, which presently is equal to the aggregate amount of $154,995, plus declared and unpaid dividends, if any. After payment has been made to the holders of the Series A Preferred Stock, any remaining assets are distributable ratably to the holders of Common Stock.

     Voting--Each holder of shares of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which each share is then convertible. Series A Preferred Stock holders also have the following voting rights:

       Board of Directors--Three of the company's current common stockholders are entitled to elect a total of five of the Company's seven board members. Holders of Series A Preferred Stock, voting together as a class, are entitled to elect one member to the Company's Board of Directors. All remaining members of the Board of Directors shall be elected by the holders of the then-outstanding shares of Common Stock and Series A Preferred Stock, voting together as a single class.

       Protective Provisions--As long as 4,000,000 shares of the Series A Preferred Stock is outstanding, the Company is required to obtain the written consent of at least 50% of the preferred shareholders before taking certain corporate actions.

     Dividends--The holders of Series A Preferred Stock are entitled to receive noncumulative dividends only when and if declared by the Company's Board of Directors, equal to $0.45 per share per year. Dividends shall be paid to the holders of Series A Preferred Stock prior to any cash dividends paid to the holders of Common Stock. The Company has not declared any dividends to date with respect to the Series A Preferred Stock or Common Stock.

   AOL Warrants--In connection with the August 1999 Series A Preferred Stock financing, AOL purchased 2,271,303 shares of the Company's Series A Preferred Stock and committed to purchase an additional 5,560,776 shares upon receipt of regulatory approval. On August 18, 1999, the Company granted AOL a warrant to purchase common stock of an aggregate exercise price of $3,625. This warrant expires five years after the date of grant. The number of shares that may be purchased upon exercise of the warrant is equal to the aggregate exercise price divided by the greater of 1.25 times the initial public offering price of the Company's common stock and $7.98. If there is no successful completion of an initial public offering, the number of shares issuable upon exercise of the warrant is equal to the aggregate exercise price of the warrant divided by $11.82. Upon receipt of regulatory approval, the Company is obligated to issue AOL an additional warrant to purchase shares of common stock at an aggregate exercise price of $8,875 under the same terms as the earlier warrant. The maximum number of shares that AOL may receive upon exercise of their warrants is 1,566,219.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by eMachines in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

      SEC registration fee............................................. $55,600
      NASD filing fee..................................................  20,500
      Nasdaq National Market listing fee...............................       *
      Printing and engraving costs..................................... 300,000
      Legal fees and expenses..........................................       *
      Accounting fees and expenses.....................................       *
      Blue Sky fees and expenses.......................................   5,000
      Transfer Agent and Registrar fees................................   5,000
      Miscellaneous expenses...........................................       *
                                                                        -------
        Total.......................................................... $
                                                                        =======

---------------------
*  To be filed by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article X of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

   Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

   The Registrant has entered into indemnification agreements with its directors and intends to enter into indemnification agreements with its executive officers, in addition to indemnification provided for in the Registrant's Bylaws.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the Registrant has issued unregistered securities as described below.

   (a) On June 10, 1999, the Registrant sold an aggregate of 77,600,000 shares of its common stock in exchange for cash and notes in an aggregate amount of approximately $1.9 million pursuant to an initial capitalization agreement.

   (b) As of June 30, 1999, an aggregate of 609,200 shares of common stock are issuable upon exercise of options under the Registrant's 1998 stock option plan.

   (c) On August 18, 1999, the Registrant sold an aggregate of 24,279,369 shares of Series A preferred stock (including 5,560,776 shares issuable upon regulatory approval) in exchange for cash in an aggregate amount of approximately $155.0 million pursuant to a stock purchase agreement.

   (d) On August 18, 1999, the Registrant issued 419,538 shares of its common stock to Korea Data Systems America in connection with the transfer of a trademark to the Registrant.

   (e) On August 18, 1999, the Registrant issued a warrant to purchase shares of its common stock at an aggregate exercise price of $3.6 million. Upon receipt of regulatory approval, the Registrant will issue an additional warrant to purchase shares of its common stock at an aggregate exercise price of $8.9 million. The maximum number of shares issuable, subject to anti-dilution adjustments, upon exercise of the warrants is 1,566,219.

   (f) On August 18, 1999, the Registrant granted an option to purchase 227,897 shares of its common stock at an exercise price of $1.61 per share to Mr. Stephen Dukker in connection with an employment agreement between Mr. Dukker and the Registrant.

   Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement

  3.1    Amended and Restated Certificate of Incorporation of the Registrant

  3.2*   Form of Amended and Restated Certificate of Incorporation of the
         Registrant to be filed upon the closing of the offering

  3.3    Amended and Restated Bylaws

  3.4* Amended and Restated Bylaws of the Registrant to be in effect after the closing of the offering

  4.1*   Specimen Common Stock Certificate

  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

 10.1 Form of Security Agreement entered into between the Registrant and each of Chul Chung, Stephen A. Dukker, Lap Shun Hui, Dae Soo Koh, Jung
         Koh, Hong Soon Lee and Hong Sun Lee dated as of June 10, 1999

 10.2    Form of Promissory Note from each of Chul Chung, Stephen A. Dukker,
         Lap Shun Hui, Dae Soo Koh, Jung Koh, Hong Soon Lee and Hong Sun Lee dated as of June 10, 1999

 10.3    Amended and Restated Rights and Restrictions Agreement dated as of
         August 18, 1999

 10.4    Subordinated Promissory Note dated as of June 7, 1999 for TriGem
         Corporation

 10.5    Subordinated Promissory Note dated as of June 7, 1999 for Korea Data
         Systems America, Inc.

 10.6 Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

 10.7*   1998 Stock Plan and form of agreements thereunder

 Exhibit
 Number
 -------
 10.8*+  Marketing Agreement between the Registrant and America Online dated as of June 17, 1999


 10.9 Amended and Restated Employment Agreement dated as of August 18, 1999 for Stephen Dukker


 10.10   Trademark Assignment Agreement dated as of June 10, 1999


 10.11   Agreement (Amending Trademark Assignment) dated as of August 16, 1999


 10.12 Industrial Lease between the Registrant and the Irvine Company dated as of November 30, 1998


 10.13   Common Stock Purchase Warrant issued on August 18, 1999 to America
         Online, Inc.


 10.14   Option to Purchase Common Stock issued on August 18, 1999 to Stephen
         Dukker


 23.1    Consent of Deloitte & Touche, LLP, Independent Accountants


 23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (see Exhibit 5.1)


 24.1    Power of Attorney (see page II-4)


 27.1*   Financial Data Schedules

---------------------
* To be filed by amendment.
+ We intend to seek confidential treatment pursuant to Rule 406 for portions of the referenced exhibits.

(b) Financial Statement Schedules

                Schedule                         Page
                --------                         ----
         II - Valuation and Qualifying Accounts  S-1

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

  . For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  . For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 31st day of August, 1999.

                                          eMachines, Inc.

                                                   /s/ Stephen A. Dukker
                                          By: _________________________________
                                                     Stephen A. Dukker,
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen A. Dukker and Steven H. Miller and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Stephen A. Dukker          President, Chief Executive   August 31, 1999
______________________________________  Officer and Director
         (Stephen A. Dukker)            (Principal Executive
                                        Officer)

         /s/ Steven H. Miller          Executive Vice President     August 31, 1999
______________________________________  and Chief Financial
          (Steven H. Miller)            Officer (Principal
                                        Financial Officer)

            /s/ Chul Chung             Director                     August 31, 1999
______________________________________
             (Chul Chung)

           /s/ Lap Shun Hui            Director                     August 31, 1999
______________________________________
            (Lap Shun Hui)

             /s/ Jung Koh              Director                     August 31, 1999
______________________________________
              (Jung Koh)

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Hong Soon Lee            Director                     August 31, 1999
______________________________________
           (Hong Soon Lee)

          /s/ Nathan Morton            Director                     August 31, 1999
______________________________________
           (Nathan Morton)

        /s/ C. Toms Newby, III         Director                     August 31, 1999
______________________________________
         (C. Toms Newby, III)

                                  SCHEDULE II

                                eMachines, Inc.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                                   Balance  Additions  Balance
                                                      at    charged to at end
                                                  beginning  cost and    of
                   Description                    of period  expenses  period
                   -----------                    --------- ---------- -------
Allowance for doubtful accounts receivable and
 sales returns:
Period from September 18 (inception), 1998 to
 December 31, 1998...............................    --       $  239   $  239
Six months ended June 30, 1999 (unaudited).......    239       8,733    8,972

                                 EXHIBIT INDEX

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement

  3.1    Amended and Restated Certificate of Incorporation of the Registrant

  3.2*   Form of Amended and Restated Certificate of Incorporation of the
         Registrant to be filed upon the closing of the offering

  3.3    Amended and Restated Bylaws

  3.4* Amended and Restated Bylaws of the Registrant to be in effect after the closing of the offering

  4.1*   Specimen Common Stock Certificate

  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

 10.1 Form of Security Agreement entered into between the Registrant and each of Chul Chung, Stephen A. Dukker, Lap Shun Hui, Dae Soo Koh, Jung
         Koh, Hong Soon Lee and Hong Sun Lee dated as of June 10, 1999

 10.2    Form of Promissory Note from each of Chul Chung, Stephen A. Dukker,
         Lap Shun Hui, Dae Soo Koh, Jung Koh, Hong Soon Lee and Hong Sun Lee dated as of June 10, 1999

 10.3    Amended and Restated Rights and Restrictions Agreement dated as of
         August 18, 1999

 10.4    Subordinated Promissory Note dated as of June 7, 1999 for TriGem
         Corporation

 10.5    Subordinated Promissory Note dated as of June 7, 1999 for Korea Data
         Systems America, Inc.

 10.6 Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

 10.7*   1998 Stock Plan and form of agreements thereunder

 10.8*+ Marketing Agreement between the Registrant and America Online dated as of June 17, 1999

 10.9 Amended and Restated Employment Agreement dated as of August 18, 1999 for Stephen Dukker

 10.10   Trademark Assignment Agreement dated as of June 10, 1999

 10.11   Agreement (Amending Trademark Assignment) dated as of August 16, 1999

 10.12 Industrial Lease between the Registrant and the Irvine Company dated as of November 30, 1998

 10.13   Common Stock Purchase Warrant issued on August 18, 1999 to America
         Online, Inc.

 10.14   Option to Purchase Common Stock issued on August 18, 1999 to Stephen
         Dukker

 23.1    Consent of Deloitte & Touche, LLP, Independent Accountants

 23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (see Exhibit 5.1)

 24.1    Power of Attorney (see page II-4)

 27.1*   Financial Data Schedules

---------------------
* To be filed by amendment.
+ We intend to seek confidential treatment pursuant to Rule 406 for portions of the referenced exhibits.